KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

This management's discussion and analysis ("MD&A"), prepared as of May 5, 2020, relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as at March 31, 2020 and for the three months then ended, and is intended to supplement and complement Kinross Gold Corporation’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 and the notes thereto (the “interim financial statements”). Readers are cautioned that the MD&A contains forward-looking statements about expected future events and financial and operating performance of the Company, and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's annual audited consolidated financial statements for 2019 and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The interim financial statements and MD&A are presented in U.S. dollars. The interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as at and for the three months ended March 31, 2020, as well as our outlook.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis" and in the “Cautionary Statement on Forward-Looking Information” on page 35 of this MD&A. In certain instances, references are made to relevant notes in the interim financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.	DESCRIPTION OF THE BUSINESS

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross’ gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver.
The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration activity and capital expenditures, general and administrative costs, and other discretionary costs and activities. Kinross is also exposed to fluctuations in currency exchange rates, political risks, and varying levels of taxation that can impact profitability and cash flow. Many of these factors have been or may be influenced by the economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions. Kinross seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company’s control.
Commodity prices continue to be volatile as economies around the world continue to experience economic challenges along with political changes and uncertainties, including as a result of the impacts of the COVID-19 pandemic. Volatility in the price of gold and silver impacts the Company's revenue, while volatility in the price of input costs, such as oil, and foreign exchange rates, particularly the Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi, and Canadian dollar, may have an impact on the Company's operating costs and capital expenditures.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Consolidated Financial and Operating Highlights
	Three months ended March 31,
(in millions, except ounces, per share amounts and per ounce amounts)	2020	2019	Change	% Change
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	571,773	611,263	(39,490)	(6%)
Sold(c)	556,676	603,057	(46,381)	(8%)

Attributable gold equivalent ounces(a)
Produced(c)	567,327	606,031	(38,704)	(6%)
Sold(c)	552,742	597,649	(44,907)	(8%)

Financial Highlights
Metal sales	$879.8	$786.2	$93.6	12%
Production cost of sales	$421.3	$411.7	$9.6	2%
Depreciation, depletion and amortization	$193.1	$164.1	$29.0	18%
Operating earnings	$192.6	$115.4	$77.2	67%
Net earnings attributable to common shareholders	$122.7	$64.7	$58.0	90%
Basic earnings per share attributable to common shareholders	$0.10	$0.05	$0.05	100%
Diluted earnings per share attributable to common shareholders	$0.10	$0.05	$0.05	100%
Adjusted net earnings attributable to common shareholders(b)	$127.4	$83.3	$44.1	53%
Adjusted net earnings per share(b)	$0.10	$0.07	$0.03	43%
Net cash flow provided from operating activities	$299.6	$251.6	$48.0	19%
Adjusted operating cash flow(b)	$418.6	$230.8	$187.8	81%
Capital expenditures(d)	$191.4	$243.9	$(52.5)	(22%)
Average realized gold price per ounce(b)	$1,581	$1,304	$277	21%
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$757	$683	$74	11%
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$754	$682	$72	11%
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$738	$668	$70	10%
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$982	$917	$65	7%
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$993	$925	$68	7%
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,245	$1,239	$6	0%
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,251	$1,240	$11	1%

(a)	“Total” includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included in Section 11.
(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2020 was 93.63:1 (first quarter of 2019 - 83.74:1).

(d)
“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Consolidated Financial Performance

First quarter 2020 vs. First quarter 2019

Kinross’ attributable production decreased by 6% compared to the first quarter of 2019, primarily due to lower production at Paracatu due to a decrease in mill throughput and lower recoveries, at Kupol and Chirano due to planned lower grades of material mined, and at Bald Mountain due to the timing of ounces recovered from the heap leach pads. These decreases were partially offset by higher production at Fort Knox due to the increase in ounces recovered from the heap leach pad and at Tasiast due to an increase in mill throughput.

Metal sales increased by 12% compared to the first quarter of 2019 due to an increase in the average metals price realized, partially offset by a decrease in ounces sold. The average realized gold price increased to $1,581 per ounce in the first quarter of 2020 from $1,304 per ounce in the same period in 2019. Gold equivalent ounces sold decreased to 556,676 ounces in the first quarter of 2020 compared to 603,057 ounces in the first quarter of 2019, primarily due to the decreases in production as described above. Gold equivalent ounces sold were slightly lower than production due to the impact of the global COVID-19 crisis on timing of certain metal shipments.

Production cost of sales increased by 2% compared to the first quarter of 2019, primarily due to an increase in operating waste mined at Fort Knox and Bald Mountain, partially offset by the overall decrease in gold equivalent ounces sold, and a reduction in cost at Tasiast due to a decrease in operating waste mined and lower contractor and site overhead costs.

Attributable production cost of sales per equivalent ounce sold and per ounce sold on a by-product basis increased by 11% and 10%, respectively, in the first quarter of 2020 compared to the same period in 2019, due to the decrease in ounces sold and the increase in production cost of sales, as noted above.

In the first quarter of 2020, depreciation, depletion and amortization increased by 18% compared to the same period in 2019, mainly due to the increases in depreciable asset bases at Tasiast and Bald Mountain, and the increase in gold equivalent ounces sold at Fort Knox. These were partially offset by a decrease in depreciation, depletion and amortization at Chirano due to a decrease in ounces sold and an increase in mineral reserves.

Operating earnings increased to $192.6 million in the first quarter of 2020 from $115.4 million in the same period in 2019. This increase was primarily due to an increase in margins (metal sales less production cost of sales), partially offset by the increase in depreciation, depletion and amortization.

In the first quarter of 2020, the Company recorded a tax expense of $45.0 million, compared to a tax expense of $28.1 million in the first quarter of 2019. The $45.0 million tax expense recognized in the first quarter of 2020 included $26.3 million of deferred tax expense, compared to a deferred tax recovery of $1.2 million in the first quarter of 2019, resulting from the net foreign currency translation of tax deductions of the Company’s operations in Brazil and Russia. This increase was partially offset by an estimated net tax benefit of $20.4 million from the March 27, 2020 enactment of the U.S. CARES Act. In addition, income tax expense increased in the first quarter of 2020 compared to the first quarter of 2019, due to differences in the level of income in the Company’s operating jurisdictions. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2020 and 2019 was 26.5%.

Net earnings attributable to common shareholders in the first quarter of 2020 was $122.7 million, or $0.10 per share, compared to $64.7 million, or $0.05 per share, in the same period in 2019. The increase was primarily as a result of the increase in operating earnings as described above, partially offset by the increase in income tax expense in the first quarter of 2020.

Adjusted net earnings attributable to common shareholders in the first quarter of 2020 was $127.4 million, or $0.10 per share, compared to adjusted net earnings attributable to common shareholders of $83.3 million, or $0.07 per share, for the same period in 2019. The increase in adjusted net earnings was primarily due to the increase in margins described above.

Net cash flow provided from operating activities increased to $299.6 million in the first quarter of 2020 from $251.6 million in the first quarter of 2019, primarily due to the increase in margins, partially offset by higher income taxes paid and unfavourable working capital changes.

In the first quarter of 2020, adjusted operating cash flow increased to $418.6 million from $230.8 million in the same period of 2019, primarily due to the increase in margins.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Capital expenditures decreased to $191.4 million compared to $243.9 million in the first quarter of 2019, primarily due to decreased spending on development projects at Bald Mountain and Round Mountain.
In the first quarter of 2020, attributable all-in sustaining cost per equivalent ounce sold and per ounce sold on a by-product basis both increased by 7%, compared to the same period in 2019 primarily due to the decrease in gold ounces sold. In the first quarter of 2020, attributable all-in cost per equivalent ounce sold and per ounce sold on a by-product basis were comparable to the same period in 2019.
2.	IMPACT OF KEY ECONOMIC TRENDS AND THE COVID-19 PANDEMIC

Kinross’ 2019 annual MD&A contains a discussion of key economic trends that affect the Company and its financial statements. Please refer to the MD&A for the year ended December 31, 2019, which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company. Included in this MD&A is an update reflecting significant changes since the preparation of the 2019 annual MD&A.
COVID-19 Pandemic
In anticipation of and in response to the recent global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines remained in operation during the first quarter of 2020 and were not materially impacted by COVID-19. However, operations may be challenged over time given the future global impacts of a prolonged crisis.
As previously announced on April 1, 2020, numerous preventative actions have been implemented to safeguard employees and local communities, to help prevent the spread of COVID-19, and to manage and reduce operational and supply chain risks. A global platform has been established for sites to share best practices on pandemic response. Each site is complying with COVID-19 related protocols and guidelines in their respective jurisdictions, including implementing detailed site isolation plans to manage cases should they occur and comprehensive physical distancing measures.
For Kinross’ remote camp-based sites, rigorous screening, isolation and quarantine procedures for employees arriving at camp have been implemented. Rotations and shift schedules have been adjusted to limit travel to and from sites.
With the support of host governments, business continuity plans have been prepared and put in place for each site to manage and reduce operational risks. Sustaining the supply chain and maintaining access to refining capacity have also been key areas of focus for the Company. Kinross continues to work closely with critical suppliers to minimize potential disruptions and has initiated a process to increase stocks of key consumables to at least three months on hand.  Kupol, which is in a unique situation due to its location and seasonality of the supply chain, has approximately 12 months of inventory on hand, including fuel. Kinross has also ordered additional critical spares at its other operations and assessed potential disruptions and identified alternative sources of supply.
To help maintain scheduled and timely gold sales, Kinross has contingency plans in place to ensure sustained access to global refining capacity, including actively managing metal shipments and securing alternative transportation channels.
As a precautionary measure to protect against economic and business uncertainties caused by the pandemic and subsequent government actions, Kinross drew down $750.0 million from its $1.5 billion revolving credit facility on March 20, 2020. The Company does not currently plan to deploy the funds given its current financial position.
Price of Gold
The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. During the first quarter of 2020, the average price of gold was $1,583 per ounce, with gold trading between $1,474 and $1,683 per ounce based on the London PM Fix gold price. This compares to an average of $1,304 per ounce during the first quarter of 2019, with a low of $1,280 and a high of $1,344 per ounce. During the first quarter of 2020, Kinross realized an average price of $1,581 per ounce compared to $1,304 per ounce for the same period in 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Cost Sensitivity
The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, capital expenditures and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations.
The cost of fuel as a percentage of operating costs varies amongst the Company’s mines, and overall, operations have experienced fuel price decreases in the first quarter of 2020, as global fuel demand and supply balances were adversely impacted by the COVID-19 pandemic and other macroeconomic factors. Kinross manages its exposure to energy costs by entering, from time to time, into various hedge positions – refer to Section 6 - Liquidity and Capital Resources for details.
Currency Fluctuations
At the Company’s non-U.S. mining operations and exploration activities, which are primarily located in Brazil, Chile, the Russian Federation, Ghana, Mauritania, and Canada, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Generally, as the U.S. dollar strengthens, these currencies weaken, and as the U.S. dollar weakens, these foreign currencies strengthen. During the three months ended March 31, 2020, the U.S. dollar, on average, was stronger relative to the Brazilian real, Chilean peso, Ghanaian cedi, Mauritanian ouguiya, Russian rouble and Canadian dollar compared to the same period in 2019. As at March 31, 2020, the U.S. dollar was stronger compared to the December 31, 2019 spot exchange rates of the Brazilian real, Chilean peso, Russian rouble and Canadian dollar and was weaker compared to the December 31, 2019 spot exchange rates of the Ghanaian cedi and Mauritanian ouguiya. In order to manage this risk, the Company uses currency hedges for certain foreign currency exposures – refer to Section 6 - Liquidity and Capital Resources for details.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

3.	OUTLOOK
The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 35 of this MD&A.
Unless otherwise stated "attributable" production includes only Kinross' share of Chirano production (90%). Production cost of sales per attributable gold equivalent ounce is defined as production cost of sales as per the interim financial statements divided by the number of gold equivalent ounces sold, reduced for Chirano (10%) sales attributable to third parties.
Operational Outlook
Although the COVID-19 pandemic did not materially impact Kinross’ operations during the first quarter of 2020, full-year 2020 guidance was withdrawn by the Company on April 1, 2020. This prudent decision was due to the significant effect of the pandemic on the world economy, the implications of government-mandated constraints on financial, commercial and business activities, and the potential for further business disruptions and global health impacts.
Favourable fuel prices and foreign exchange rates are expected to provide offsets to some of the incremental costs resulting from Kinross’ contingency measures. The Company will continue to target the safe delivery of its operating plans, notwithstanding the potential impacts of the global crisis.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

4.	PROJECT UPDATES AND NEW DEVELOPMENTS
Tasiast 24k project and other developments
The Tasiast 24k project continues to progress well. While the project currently remains on schedule to increase throughput capacity to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023, timing may be challenged by constraints on the global movement of people and supplies caused by prolonged COVID-19-related travel restrictions. The project team is studying potential longer-term impacts and mitigation measures. During the quarter, ongoing debottlenecking work in the processing plant continued, along with critical path construction activities on the power plant.
The Company drew down $200 million from the $300 million Tasiast project financing facility on April 9, 2020. The financing, which was signed on December 16, 2019, is an asset recourse loan with the International Finance Corporation (“IFC”) (a member of the World Bank Group), Export Development Canada (“EDC”), ING Bank and Société Générale.
The Company continues to progress its engagement with the Government of Mauritania on a range of matters previously disclosed, including fuel import duty exonerations, value added taxes, the Tasiast Sud license conversion and relative economic benefits from the Company’s operations.
Following a strike notice filed by Tasiast staff delegates, unionized employees at the Tasiast mine initiated a strike action on May 5, 2020. The Company disagrees with the basis of the strike notice, but remains open to discussions with the staff delegates to resolve the situation.
Acquisition of Chulbatkan development project
On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10.0 million, subject to certain gold price related adjustments, at any time within 24 months of closing.
On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. The amendment also requires that no less than 60%, and at the Company’s sole discretion up to 100%, of the final installment of $141.5 million, due on the first anniversary of closing, be settled in Kinross shares.
Approximately 23,500 metres of infill, step-out and metallurgical drilling have been completed as of the end of Q1 2020, with encouraging initial results. The drilling program for the rest of the year will focus on updating the high-grade portion of the known resource with the goal of defining and further extending the resource base at year-end. The project currently has a large, near-surface estimated mineral resource, with highly continuous mineralization that is open along strike and at depth.
Fort Knox Gilmore
The Fort Knox Gilmore project is progressing on schedule and on budget. Stripping continued during the quarter and all procurement was completed for work planned for 2020, with all critical materials delivered to site.
The new Barnes Creek heap leach is expected to be completed in the fourth quarter of 2020, with construction crews at site and now recommencing activities after the winter season.
La Coipa Restart and Lobo-Marte
Kinross commenced work on the La Coipa Restart project after receiving Board approval on February 12, 2020. In early April 2020, the project team completed the transfer of the mine fleet from the Maricunga operation, which was recently placed on care and maintenance, to La Coipa. The project plan includes refurbishing this mine fleet, along with the existing La Coipa process plant and camp, to mine the Phase 7 deposit. The ramp up of the project’s workforce to start stripping is being challenged by limitations placed on people movement within Chile as part of the country’s COVID-19 response plan, and as a result, first production is expected to be delayed by approximately three months to mid-2022.
The Lobo-Marte pre-feasibility study (“PFS”) is advancing well and is scheduled to be completed by early summer. The PFS is based on the concept of commencing Lobo-Marte production after the conclusion of mining at Phase 7 and other potential opportunities at adjacent La Coipa deposits.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

5.	CONSOLIDATED RESULTS OF OPERATIONS

Operating Highlights
	Three months ended March 31,
(in millions, except ounces and per ounce amounts)	2020	2019	Change	% Change
Operating Statistics
Total gold equivalent ounces(a)
Produced(b)	571,773	611,263	(39,490)	(6%)
Sold(b)	556,676	603,057	(46,381)	(8%)

Attributable gold equivalent ounces(a)
Produced(b)	567,327	606,031	(38,704)	(6%)
Sold(b)	552,742	597,649	(44,907)	(8%)

Gold ounces - sold	545,967	589,825	(43,858)	(7%)
Silver ounces - sold (000's)	1,003	1,108	(105)	(9%)
Average realized gold price per ounce(c)	$1,581	$1,304	$277	21%

Financial data
Metal sales	$879.8	$786.2	$93.6	12%
Production cost of sales	$421.3	$411.7	$9.6	2%
Depreciation, depletion and amortization	$193.1	$164.1	$29.0	18%
Operating earnings	$192.6	$115.4	$77.2	67%
Net earnings attributable to common shareholders	$122.7	$64.7	$58.0	90%

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2020 was 93.63:1 (first quarter of 2019 - 83.74:1).

(c)	“Average realized gold price per ounce" is a non-GAAP financial measure and is defined in Section 11.

Operating Earnings (Loss) by Segment
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change(d)
Operating segments
Fort Knox	$(7.4)	$(14.0)	$6.6	47%
Round Mountain	66.7	45.0	21.7	48%
Bald Mountain	1.4	8.6	(7.2)	(84%)
Paracatu	65.8	58.9	6.9	12%
Kupol(a)	79.1	60.8	18.3	30%
Tasiast	48.2	23.2	25.0	108%
Chirano	(4.1)	-	(4.1)	nm
Non-operating segment
Corporate and other(b)(c)	(57.1)	(67.1)	10.0	15%
Total	$192.6	$115.4	$77.2	67%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)
"Corporate and other" includes operating costs which are not directly related to individual mining properties such as overhead expenses, gains and losses on disposal of assets and investments, and other costs relating to corporate, shutdown, and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte and Maricunga).

(c)
The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020.

(d)	"nm" means not meaningful.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Mining Operations
Fort Knox (100% ownership and operator) – USA
	Three months ended March 31,
	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	6,795	5,796	999	17%
Tonnes processed (000's)(a)	7,553	5,851	1,702	29%
Grade (grams/tonne)(b)	0.60	0.72	(0.12)	(17%)
Recovery(b)	80.0%	83.5%	(3.5%)	(4%)
Gold equivalent ounces:
Produced	51,667	37,613	14,054	37%
Sold	50,768	37,937	12,831	34%

Financial Data (in millions)
Metal sales	$80.3	$49.5	$30.8	62%
Production cost of sales	64.6	38.8	25.8	66%
Depreciation, depletion and amortization	22.8	18.0	4.8	27%
	(7.1)	(7.3)	0.2	3%
Other operating expense	0.3	6.5	(6.2)	(95%)
Exploration and business development	-	0.2	(0.2)	(100%)
Segment operating loss	$(7.4)	$(14.0)	$6.6	47%

(a)	Includes 5,694,000 tonnes placed on the heap leach pads during the first quarter of 2020 (first quarter of 2019 - 4,295,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.23 grams per tonne during the first quarter of 2020 (first quarter of 2019 - 0.22 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

First quarter 2020 vs. First quarter 2019
Tonnes of ore mined increased by 17% in the first quarter of 2020 largely due to planned mine sequencing and completion of capital development activity related to Phase 8 East at the end of 2019. During the first quarter of 2020, mining activities were primarily focused on mining a higher proportion of leachable ore from Phase 8 West and Phase 8 East. Tonnes of ore processed increased by 29%, compared to the first quarter of 2019, primarily due to the increase in tonnes of ore mined and placed on the heap leach pad. Gold equivalent ounces produced and sold increased by 37% and 34%, respectively, compared to the first quarter of 2019, due to the increase in tonnes of ore processed and increase in ounces recovered from the heap leach pad.
During the first quarter of 2020, metal sales increased by 62%, compared to the same period in 2019, due to the increase in gold equivalent ounces sold and the increase in average metal prices realized. Production cost of sales increased by 66% compared to the first quarter of 2019, primarily due to the increase in gold equivalent ounces sold and higher operating waste mined.  Depreciation, depletion, and amortization increased by 27% due to the increase in gold equivalent ounces sold.
Other operating expense in the first quarter of 2020 decreased by 95% compared to the same period in 2019 as mining activities ramp up in Phase 8 East, being an area of the pit away from where the pit wall slide occurred in 2018.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Round Mountain (100% ownership and operator) – USA
	Three months ended March 31,
	2020	2019	Change	% Change(c)
Operating Statistics
Tonnes ore mined (000's)	3,700	3,904	(204)	(5%)
Tonnes processed (000's)(a)	4,548	4,402	146	3%
Grade (grams/tonne)(b)	0.83	1.31	(0.48)	(37%)
Recovery(b)	83.3%	86.3%	(3.0%)	(3%)
Gold equivalent ounces:
Produced	84,465	85,135	(670)	(1%)
Sold	85,715	83,614	2,101	3%

Financial Data (in millions)
Metal sales	$135.7	$108.9	$26.8	25%
Production cost of sales	56.1	56.0	0.1	0%
Depreciation, depletion and amortization	12.6	7.9	4.7	59%
	67.0	45.0	22.0	49%
Exploration and business development	0.3	-	0.3	nm
Segment operating earnings	$66.7	$45.0	$21.7	48%

(a)	Includes 3,594,000 tonnes placed on the heap leach pads during the first quarter of 2020 (first quarter of 2019 - 3,557,000 tonnes).
(b)
Amount represents mill grade and recovery only. Ore placed on the heap leach pads had an average grade of 0.43 grams per tonne during the first quarter of 2020 (first quarter of 2019 - 0.38 grams per tonne). Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.

(c)	"nm" means not meaningful.

First quarter 2020 vs. First quarter 2019
In the first quarter of 2020, tonnes of ore mined decreased by 5%, compared to the same period in 2019, primarily due to an increase in capital development activity related to the Phase W project and planned mine sequencing. Tonnes of ore processed increased by 3%, compared to the first quarter of 2019, primarily due to an increase in mill throughput. Mill grades decreased by 37% compared to the first quarter of 2019, due to planned mine sequencing. Gold equivalent ounces produced remained in line compared to the first quarter of 2019. Gold equivalent ounces sold increased by 3% due to timing of sales.
Metal sales increased by 25% in the first quarter of 2020 compared to the same period in 2019, due to the increase in average metal prices realized. Production cost of sales was comparable to the first quarter of 2019. Depreciation, depletion and amortization increased by 59% in the first quarter of 2020 compared to the same period in 2019, primarily due to the increase in gold equivalent ounces sold and depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Bald Mountain (100% ownership and operator) – USA
	Three months ended March 31,
	2020	2019	Change	% Change(b)
Operating Statistics(a)
Tonnes ore mined (000's)	3,254	2,659	595	22%
Tonnes processed (000's)	3,254	2,836	418	15%
Grade (grams/tonne)	0.55	0.48	0.07	15%
Gold equivalent ounces:
Produced	42,087	47,255	(5,168)	(11%)
Sold	42,376	43,230	(854)	(2%)

Financial Data (in millions)
Metal sales	$66.9	$56.4	$10.5	19%
Production cost of sales	35.7	29.2	6.5	22%
Depreciation, depletion and amortization	26.7	16.2	10.5	65%
	4.5	11.0	(6.5)	(59%)
Other operating expense	2.6	0.8	1.8	nm
Exploration and business development	0.5	1.6	(1.1)	(69%)
Segment operating earnings	$1.4	$8.6	$(7.2)	(84%)

(a)	Due to the nature of heap leach operations, point-in-time recovery rates are not meaningful.
(b)	"nm" means not meaningful.
First quarter 2020 vs. First quarter 2019
In the first quarter of 2020, tonnes of ore mined and processed increased by 22% and 15%, respectively, compared to the first quarter of 2019, as mining activities were focused on both the South and North Areas, with increased mining activities in the South Area pits. Gold equivalent ounces produced and sold decreased by 11% and 2%, respectively, compared to the first quarter of 2019, largely due to the timing of ounces recovered from the heap leach pads.
In the first quarter of 2020, metal sales increased by 19% compared to the same period in 2019, due to the increase in average metal prices realized. Production cost of sales increased by 22% compared to the first quarter of 2019, due to increases in labour and contractor costs, and higher operating waste mined. Depreciation, depletion and amortization increased by 65% compared to the first quarter of 2019, primarily due to the increase in depreciable asset base.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Paracatu (100% ownership and operator) – Brazil
	Three months ended March 31,
	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	12,350	12,393	(43)	(0%)
Tonnes processed (000's)	13,224	14,283	(1,059)	(7%)
Grade (grams/tonne)	0.39	0.38	0.01	3%
Recovery	74.9%	80.0%	(5.1%)	(6%)
Gold equivalent ounces:
Produced	124,367	146,776	(22,409)	(15%)
Sold	121,197	146,397	(25,200)	(17%)

Financial Data (in millions)
Metal sales	$191.8	$190.7	$1.1	1%
Production cost of sales	87.5	94.9	(7.4)	(8%)
Depreciation, depletion and amortization	37.7	35.9	1.8	5%
	66.6	59.9	6.7	11%
Other operating expense	0.8	1.0	(0.2)	(20%)
Segment operating earnings	$65.8	$58.9	$6.9	12%

First quarter 2020 vs. First quarter 2019
Tonnes of ore mined were consistent with the first quarter of 2019. Tonnes of ore processed decreased by 7% compared to the first quarter of 2019, mainly due to a decrease in mill throughput as a result of temporary downtime at the crusher. Grade increased by 3% compared to the first quarter of 2019, largely due to planned mine sequencing. In the first quarter of 2020, gold equivalent ounces produced and sold decreased by 15% and 17%, respectively, compared to the same period in 2019, primarily due to the decrease in mill throughput and lower recoveries primarily related to anticipated variations in ore characteristics.
Metal sales increased slightly compared to the first quarter of 2019, as the increase in average metal prices realized was largely offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 8% compared to the same period in 2019, largely due the decrease in processing costs and favourable foreign exchange movements. During the first quarter of 2020, depreciation, depletion and amortization increased by 5% compared to the same period in 2019, primarily due to the increase in depreciable asset base, mainly related to the impairment reversal of property, plant and equipment at the end of 2019. This was partially offset by the decrease in gold equivalent ounces sold.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Kupol (100% ownership and operator) – Russian Federation(a)

	Three months ended March 31,
	2020	2019	Change	% Change(d)
Operating Statistics
Tonnes ore mined (000's)(b)	500	362	138	38%
Tonnes processed (000's)	425	425	-	0%
Grade (grams/tonne):
Gold	8.73	9.62	(0.89)	(9%)
Silver	62.70	69.61	(6.91)	(10%)
Recovery:
Gold	94.5%	93.2%	1.3%	1%
Silver	84.3%	82.1%	2.2%	3%
Gold equivalent ounces:(c)
Produced	120,885	130,088	(9,203)	(7%)
Sold	122,024	130,414	(8,390)	(6%)
Silver ounces:
Produced (000's)	722	772	(50)	(6%)
Sold (000's)	735	825	(90)	(11%)

Financial Data (in millions)
Metal sales	$192.7	$169.9	$22.8	13%
Production cost of sales	76.9	78.0	(1.1)	(1%)
Depreciation, depletion and amortization	34.4	27.4	7.0	26%
	81.4	64.5	16.9	26%
Other operating expense	0.2	-	0.2	nm
Exploration and business development	2.1	3.7	(1.6)	(43%)
Segment operating earnings	$79.1	$60.8	$18.3	30%

(a)	The Kupol segment includes the Kupol and Dvoinoye mines.
(b)	Includes 156,300 tonnes of ore mined from Dvoinoye during the first quarter of 2020 (first quarter of 2019 - 70,000 tonnes).
(c)
"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2020 was 93.63:1 (first quarter of 2019 - 83.74:1).

(d)	"nm" means not meaningful.

First quarter 2020 vs. First quarter 2019
Tonnes of ore mined increased by 38% compared to the first quarter of 2019, consistent with the mine plan, which mainly involved an increase in mining activities at Dvoinoye’s crown pillar. Mill grades decreased by 9% in the first quarter of 2020 compared to the same period in 2019, consistent with the mine plan. In the first quarter of 2020, gold equivalent ounces produced and sold decreased by 7% and 6%, respectively, compared to the same period in 2019, primarily due to the decrease in grades. Gold equivalent ounces sold in the first quarters of 2020 and 2019 were slightly higher than production due to timing of sales.
During the first quarter of 2020, metal sales increased by 13% compared to the same period in 2019, due to the increase in average metal prices realized, partially offset by the decrease of gold equivalent ounces sold. Production cost of sales decreased slightly compared to the first quarter of 2019, mainly due to lower mining costs. Depreciation, depletion and amortization increased by 26% compared to the first quarter of 2019, largely due to an increase in depreciation expense at Dvoinoye.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Tasiast (100% ownership and operator) – Mauritania
	Three months ended March 31,
	2020	2019	Change	% Change
Operating Statistics
Tonnes ore mined (000's)	1,160	1,962	(802)	(41%)
Tonnes processed (000's)(a)	1,467	1,269	198	16%
Grade (grams/tonne)(b)	2.31	2.37	(0.06)	(3%)
Recovery(b)	95.0%	97.0%	(2.0%)	(2%)
Gold equivalent ounces:
Produced	103,837	101,358	2,479	2%
Sold	93,950	99,758	(5,808)	(6%)

Financial Data (in millions)
Metal sales	$148.7	$130.3	$18.4	14%
Production cost of sales	51.9	66.0	(14.1)	(21%)
Depreciation, depletion and amortization	40.3	31.0	9.3	30%
	56.5	33.3	23.2	70%
Other operating expense	7.9	9.7	(1.8)	(19%)
Exploration and business development	0.4	0.4	-	0%
Segment operating earnings	$48.2	$23.2	$25.0	108%

(a)	Amount represents mill grade and recovery only. Due to the nature of dump leach operations, point-in-time recovery rates are not meaningful.
First quarter 2020 vs. First quarter 2019
Tonnes of ore mined decreased by 41% compared to the first quarter of 2019, mainly due to mine sequencing involving an increase in the capitalized development activity in West Branch 4. Tonnes of ore processed increased by 16% in the first quarter of 2020 due to an increase in mill throughput related to better availability of the SAG mill. Mill grades decreased by 3% in the first quarter of 2020 compared to the same period in 2019, mainly due to mine sequencing. In the first quarter of 2020, gold equivalent ounces produced increased by 2% compared to the same period in 2019 due to the increase in mill throughput. In the first quarter of 2020, gold equivalent ounces sold decreased 6% compared to the same period in 2019, primarily due to timing of metal shipments as a result of impacts of the global COVID-19 pandemic.
In the first quarter of 2020, metal sales increased by 14% compared to the first quarter of 2019, due to the increase in average metal prices realized, partially offset by the decrease in gold equivalent ounces sold. Production cost of sales decreased by 21% in the first quarter of 2020, primarily due to a decrease in operating waste mined, and lower contractor and site overhead costs. Depreciation, depletion and amortization increased by 30% in the first quarter of 2020, primarily due to the increase in the depreciable asset base, largely related to the impairment reversal of property, plant and equipment at the end of 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Chirano (90% ownership and operator) – Ghana(a)
	Three months ended March 31,
	2020	2019	Change	% Change(a)
Operating Statistics
Tonnes ore mined (000's)	690	499	191	38%
Tonnes processed (000's)	873	908	(35)	(4%)
Grade (grams/tonne)	1.73	1.97	(0.24)	(12%)
Recovery	87.9%	91.8%	(3.9%)	(4%)
Gold equivalent ounces:
Produced	44,465	52,322	(7,857)	(15%)
Sold	39,335	54,083	(14,748)	(27%)

Financial Data (in millions)
Metal sales	$61.6	$70.6	$(9.0)	(13%)
Production cost of sales	47.8	44.0	3.8	9%
Depreciation, depletion and amortization	15.9	25.4	(9.5)	(37%)
	(2.1)	1.2	(3.3)	nm
Other operating expense	0.2	-	0.2	nm
Exploration and business development	1.8	1.2	0.6	50%
Segment operating loss	$(4.1)	$-	$(4.1)	nm

(a)	Operating and financial data are at 100% for all periods.
(b)	"nm" means not meaningful.
First quarter 2020 vs. First quarter 2019
In the first quarter of 2020, tonnes of ore mined increased by 38%, compared to the first quarter of 2019, primarily due to less ore mined from the open pit in 2019 due to its restart late in that quarter. Tonnes of ore processed decreased by 4% compared to the first quarter of 2019, largely due to the characteristics of the ore mined. Mill grade decreased by 12% in the first quarter of 2020, compared to the same period in 2019, mainly due to lower grade ore mined at the Paboase and Akoti underground deposits. Gold equivalent ounces produced and sold decreased by 15% and 27%, respectively, primarily due to decreases in grade and recovery.  Gold equivalent ounces sold in the first quarter of 2019 were slightly higher than production due to timing of sales.
Metal sales decreased by 13%, compared to the first quarter of 2019, due to the decrease in gold equivalent ounces sold, partially offset by the increase in average metal prices realized. Production cost of sales increased by 9% in the first quarter of 2020, primarily due to an increase in contractor costs related to the restart of open pit mining during 2019. Depreciation, depletion and amortization decreased by 37%, compared to the first quarter of 2019, largely due to the decrease in gold equivalent ounces sold and an increase in mineral reserves at the end of 2019.
The Chirano mining lease expired on April 7, 2019 and an application to extend the term of the mining lease was filed prior to its expiration. On August 9, 2019, an extension for an additional 15 years was received, subject to finalizing details of a new mining lease with the Government of Ghana. A proposed new mining lease submitted by the Government of Ghana was signed in December 2019. The signed lease is currently awaiting final ratification by Parliament.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Maricunga (100% ownership and operator) – Chile
As a result of the suspension of mining and crushing activities at Maricunga, there was no ore mined and processed in both the first quarters of 2020 and 2019. Production continued through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all production activities transitioned to care and maintenance. In the first quarter of 2020, gold equivalent ounces sold of 1,311 decreased by 83% compared to gold equivalent ounces sold of 7,624 for the first quarter of 2019.  No further production is expected while Maricunga continues to sell its remaining finished metals inventories. Metal sales and operating losses were $2.1 million and $(3.2) million, respectively, for Maricunga for the first quarter of 2020 compared to $9.9 million and $(1.7) million, respectively, for the first quarter of 2019.
Exploration and Business Development
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change
Exploration and business development	$19.1	$19.5	$(0.4)	(2%)

Exploration and business development expenses were $19.1 million in the first quarter of 2020 compared to $19.5 million in the same period of 2019. Of the total exploration and business development expense, expenditures on exploration totaled $9.7 million compared to $10.8 million in the first quarter of 2019. Capitalized exploration expenses, including capitalized evaluation expenditures, totaled $3.0 million for the first quarter of 2020 compared to $2.8 million for the first quarter of 2019.
Kinross was active on eleven mine sites, near-mine and greenfield initiatives in the first quarter of 2020, with a total of 40,906 metres drilled. In the first quarter of 2019, Kinross was active on five mine sites, near-mine and greenfield initiatives, with a total of 40,640 metres drilled.
General and Administrative
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change
General and administrative	$31.8	$42.6	$(10.8)	(25%)

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, Brazil, the Russian Federation, Chile, the Netherlands, and the Canary Islands.
In the first quarter of 2020, general and administrative costs decreased compared to the same period in 2019, primarily as a result of restructuring costs incurred in the first quarter of 2019.
Other Income (Expense) – Net
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change(a)
Net gains on dispositions of other assets	1.1	0.8	0.3	38%
Foreign exchange (losses) gains - net	(2.3)	2.1	(4.4)	nm
Net non-hedge derivative (losses) gains	(0.8)	0.4	(1.2)	nm
Other	1.4	(0.6)	2.0	nm
Other income (expense) - net	$(0.6)	$2.7	$(3.3)	(122%)

(a)	"nm" means not meaningful.
Other income (expense) - net decreased from income of $2.7 million in the first quarter of 2019 to a loss of $0.6 million in the first quarter of 2020.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Finance Expense
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change
Accretion of reclamation and remediation obligations	$5.8	$7.7	$(1.9)	(25%)
Interest expense, including accretion of debt and lease liabilities	19.9	19.8	0.1	1%
Finance expense	$25.7	$27.5	$(1.8)	(7%)

Interest expense in the first quarter of 2020 was $19.9 million compared to $19.8 million in the same period in 2019. Interest capitalized was $8.9 million compared to $9.4 million in the first quarter of 2019.
Income and Other Taxes
Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, the Russian Federation, Mauritania, and Ghana.
The Company recorded an income tax expense of $45.0 million, compared to an income tax expense of $28.1 million in the first quarter of 2020. The $45.0 million income tax expense included $26.3 million of deferred tax expense, compared to a deferred tax recovery of $1.2 million in the first quarter of 2019, resulting from the net foreign currency translation of tax deductions of the Company’s operations in Brazil and Russia. This increase was partially offset by an estimated net tax benefit of $20.4 million from the March 27, 2020 enactment of the U.S. CARES Act. In addition, tax expense increased in the first quarter of 2020 compared to the first quarter of 2019, due to differences in the level of income in the Company’s operating jurisdictions from one period to the next. Kinross' combined federal and provincial statutory tax rate for the first quarters of both 2020 and 2019 was 26.5%.
There are a number of factors that can significantly impact the Company's effective tax rate, including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, mining specific taxes, foreign currency exchange rate movements, changes in tax laws, and the impact of specific transactions and assessments.
Kinross expects to primarily benefit from two significant changes in law included in the U.S CARES Act. Firstly, $33.1 million of federal Alternative Minimum Tax credits that were previously expected to be received after 2020, will now be refunded in 2020. Secondly, the amendment provides new tax loss carry-back opportunities that will create additional federal tax refunds of $59.1 million. The estimated tax refunds as at March 31, 2020 are based on the tax law applicable on that date. The carry-back of the U.S. net operating losses to the taxation years prior to the 2017 U.S. Tax Reform results in the estimated net tax benefit to earnings of $20.4 million as a result of the higher federal corporate tax rates applicable in the carry-back period.
Further guidance on the implementation and application of the CARES Act will be forthcoming in regulations to be issued by the Department of Treasury, IRS guidance, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, or additional guidance are enacted or released by the relevant authorities.
On January 1, 2020, the New Tax Code in Mauritania, previously approved and promulgated in April 2019, became effective. In the fourth quarter of 2019, the Mauritanian Tax Agency released draft administrative guidance for comment and held consultative sessions with taxpayers for feedback. Final administrative guidance on the application of the new tax law has not been released. On January 10, 2020, the Mauritanian Legislature passed the Financial Law for the Year 2020, amending the 2019 New Tax Code. Based on draft administrative guidance available to date and other analysis, the Company does not expect the New Tax Code to have a material impact on the Company’s ongoing operations in Mauritania. The Company notes that its Mining Convention with the State of Mauritania contains tax stability provisions applicable to its current operations and mining concessions.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. The Company assesses the expected outcome of examination of transactions by the tax authorities, and accrues the expected outcome in accordance with IFRS principles.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.
Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

6.	LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes Kinross’ cash flow activity:
	Three months ended March 31,
(in millions)	2020	2019	Change	% Change(a)
Cash Flow:
Provided from operating activities	$299.6	$251.6	$48.0	19%
Used in investing activities	(339.6)	(300.0)	(39.6)	(13%)
Provided from financing activities	613.1	104.6	508.5	nm
Effect of exchange rate changes on cash and cash equivalents	(9.6)	1.7	(11.3)	nm
Increase in cash and cash equivalents	563.5	57.9	505.6	nm
Cash and cash equivalents, beginning of period	575.1	349.0	226.1	65%
Cash and cash equivalents, end of period	$1,138.6	$406.9	$731.7	180%

(a)	“nm” means not meaningful.
In the first quarter of 2020, cash and cash equivalent balances increased by $563.5 million from December 31, 2019 compared to an increase of $57.9 million in the first quarter of 2019. Detailed discussions regarding cash flow movements are noted below.
Operating Activities
First quarter 2020 vs. First quarter 2019
Net cash flow provided from operating activities increased by $48.0 million compared to the first quarter of 2019, mainly due to an increase in margins, partially offset by higher taxes paid and unfavourable working capital changes.
Investing Activities
First quarter 2020 vs. First quarter 2019
Net cash flow used in investing activities was $339.6 million in the first quarter of 2020 compared to $300.0 million in the first quarter of 2019.
In the first quarter of 2020, cash was primarily used for capital expenditures of $191.4 million, as well as $128.3 million of payments made for the acquisition of the Chulbatkan development project. The primary uses of cash in the first quarter of 2019 were for capital expenditures of $243.9 million and the settlement of the $30.0 million deferred payment obligation related to the completion of the acquisition of the remaining 50% interest in the La Coipa Phase 7 mining concessions. Interest paid capitalized to property, plant and equipment was $22.3 million in the first quarter of 2020 compared to $20.9 million in the same period in 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

The following table presents a breakdown of capital expenditures(a) on a cash basis:

	Three months ended March 31,
(in millions)	2020	2019	Change	% Change
Operating segments
Fort Knox	$19.1	$26.0	$(6.9)	(27%)
Round Mountain	41.8	57.0	(15.2)	(27%)
Bald Mountain	31.5	60.4	(28.9)	(48%)
Paracatu	14.4	15.0	(0.6)	(4%)
Kupol(b)	5.6	7.6	(2.0)	(27%)
Tasiast	69.2	71.6	(2.4)	(3%)
Chirano	5.1	3.3	1.8	55%
Non-operating segment
Corporate and other(c)	4.7	2.9	1.8	65%
Total	$191.4	$243.9	$(52.5)	(22%)

(a)
“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows which, starting in 2020 excludes, “Interest paid capitalized to property, plant and equipment”, now reported as a separate item on the consolidated statement of cash flows.

(b)	Includes $0.7 million of capital expenditures at Dvoinoye during the first quarter of 2020 (first quarter of 2019 - $2.1 million).
(c)	“Corporate and other” includes corporate and other non-operating assets (including Chulbatkan, Kettle River-Buckhorn, La Coipa, Lobo-Marte, and Maricunga).
In the first quarter of 2020, capital expenditures decreased by $52.5 million, compared to 2019, primarily due to the completion of the Vantage Complex project at Bald Mountain and the Phase W project at Round Mountain in 2019.
Financing Activities
First quarter 2020 vs. First quarter 2019
Net cash flow provided from financing activities was $613.1 million in the first quarter of 2020 compared with $104.6 million in the first quarter of 2019.
The $100.0 million outstanding on the revolving credit facility as at December 31, 2019 was repaid in early February 2020. On March 20, 2020, the Company drew down $750.0 million from the $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions. In the first quarter of 2019, net cash flow provided from financing activities included a net drawdown of $135.0 million on the revolving credit facility.
In the first quarter of 2020, net cash flow provided from financing activities also included interest paid of $25.6 million compared to $27.3 million for the same period in 2019.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Balance Sheet
	As at,
	March 31,	December 31,
(in millions)	2020	2019
Cash and cash equivalents	$1,138.6	$575.1
Current assets	$2,409.6	$1,824.7
Total assets	$9,826.6	$9,076.0
Current liabilities	$673.1	$615.5
Total long-term financial liabilities(a)	$3,364.6	$2,714.9
Total debt and credit facilities	$2,488.0	$1,837.4
Total liabilities	$4,475.4	$3,743.4
Common shareholders' equity	$5,336.5	$5,318.5
Non-controlling interest	$14.7	$14.1
Statistics
Working capital(b)	$1,736.5	$1,209.2
Working capital ratio(c)	3.58:1	2.96:1

(a)	Includes long-term debt and credit facilities, provisions, and long-term lease liabilities.
(b)	Calculated as current assets less current liabilities.
(c)	Calculated as current assets divided by current liabilities.
At March 31, 2020, Kinross had cash and cash equivalents of $1,138.6 million, an increase of $563.5 million from the balance as at December 31, 2019, primarily due to net operating cash inflows of $299.6 million and a net drawdown of $650.0 million on the revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions. These increases were partially offset by capital expenditures of $191.4 million and $128.3 million of payments made in the first quarter of 2020 for the acquisition of the Chulbatkan development project. Current assets increased by $584.9 million to $2,409.6 million mainly due to the increase in cash and cash equivalents of $563.5 million and an increase in current income tax recoverable of $101.6 million, mainly due to the reclassification of the estimated benefits related to the enactment of the U.S. CARES Act from long-term receivables. Total assets increased by $750.6 million to $9,826.6 million, primarily due to increases in current assets, and in property, plant and equipment, primarily as a result of acquisitions related to the Chulbatkan development project of $286.9 million and additions of $219.1 million, partially offset by depreciation, depletion and amortization of $222.0 million during the three months ended March 31, 2020. Current liabilities increased by $57.6 million to $673.1 million, primarily due to the $141.5 million deferred payment obligation related to the final installment of the purchase price of the Chulbatkan development project, to be settled by January 16, 2021, partially offset by decreases in accounts payable and accrued liabilities and current income tax payable. Total liabilities increased by $732.0 million to $4,475.4 million, mainly due to the net drawdown of $650.0 million on the revolving credit facility and the increase in current liabilities.
As of May 4, 2020, there were 1,257.6 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 6.6 million share purchase options outstanding under its share option plan.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Financings and Credit Facilities
Senior notes
The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.
Corporate revolving credit and term loan facilities
As at March 31, 2020, the Company had utilized $767.5 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, of which $17.5 million was used for letters of credit. In February 2020, the Company repaid $100.0 million on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions.
On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.
Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2020, interest charges and fees are as follows:
Type of credit
Revolving credit facility	LIBOR plus 1.625%
Letters of credit	1.0833-1.625%
Standby fee applicable to unused availability	0.325%
The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2020.
Tasiast loan
On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with a $200.0 million first drawdown received on April 9, 2020.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December, and first principal repayment due in 2022.
Other
The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) matures on June 30, 2020. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Total fees related to letters of credit under this facility are 0.95% of the utilized amount. As at March 31, 2020, $227.2 million (December 31, 2019 - $227.8 million) was utilized under this facility.
In addition, at March 31, 2020, the Company had $155.5 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur fees of 0.72% of the utilized amount.
As at March 31, 2020, $276.5 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50% of the utilized amount.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

The following table outlines the credit facility utilizations and availabilities:
	As at,
	March 31,	December 31,
(in millions)	2020	2019
Utilization of revolving credit facility	$(767.5)	$(119.1)
Utilization of EDC facility	(227.2)	(227.8)
Borrowings	$(994.7)	$(346.9)

Available under revolving credit facility	$732.5	$1,380.9
Available under EDC credit facility	72.8	72.2
Available credit	$805.3	$1,453.1

Total debt of $2,488.0 million as at March 31, 2020 consists of $1,738.0 million related to the senior notes and $750.0 million of drawdowns on the revolving credit facility. The current portion of this debt as at March 31, 2020 is $nil.
Liquidity Outlook
As at March 31, 2020, the Company has no scheduled debt repayments until September 2021.
We believe that the Company’s existing cash and cash equivalents balance of $1,138.6 million, available credit of $805.3 million, and expected operating cash flows based on current assumptions (noted in Section 3 - Outlook) will be sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 - Outlook), reclamation and remediation obligations, and lease liabilities, currently estimated for 2020. As a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions, Kinross drew down $750.0 million from its revolving credit facility, however the Company does not currently plan to deploy the funds given its current financial position. All of Kinross’ mines remained in operation during the first quarter of 2020 and were not materially impacted by COVID-19. However, operations may be challenged over time given the future global impacts of a prolonged crisis. Prior to any capital investments, consideration is given to the cost and availability of various sources of capital resources.
With respect to longer term capital expenditure funding requirements, the Company continues to have discussions with lending institutions that have been active in the jurisdictions in which the Company’s development projects are located. Some of the jurisdictions in which the Company operates have seen the participation of lenders including export credit agencies, development banks and multi-lateral agencies. The Company believes the capital from these institutions combined with traditional bank loans and capital available through debt capital market transactions may fund a portion of the Company’s longer term capital expenditure requirements. Another possible source of capital could be proceeds from the sale of non-core assets. These capital sources together with operating cash flow and the Company’s active management of its operations and development activities will enable the Company to maintain an appropriate overall liquidity position.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Contractual Obligations and Commitments
The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy.
The following table provides a summary of derivative contracts outstanding at March 31, 2020 and their respective maturities:
Foreign currency	2020	2021	2022	2023
Brazilian real zero cost collars (in millions of U.S. dollars)	$87.0	$80.8	$38.4	$18.0
Average put strike (Brazilian real)	3.77	4.23	4.56	5.00
Average call strike (Brazilian real)	4.28	4.98	5.78	6.50
Canadian dollar forward buy contracts (in millions of U.S. dollars)	$23.4	$25.2	$12.0
Average rate (Canadian dollar)	1.32	1.37	1.40
Russian rouble zero cost collars (in millions of U.S. dollars)	$35.9	$37.2	$12.0
Average put strike (Russian rouble)	65.3	70.4	85.0
Average call strike (Russian rouble)	78.6	87.9	103.5
Energy
WTI oil swap contracts (barrels)	710,100	902,000	306,600
Average price	$54.19	$50.02	$48.27

Subsequent to March 31, 2020, the following new derivative contracts were entered into:
•	734,400 barrels of WTI oil swap contracts at an average rate of $36.83 per barrel maturing from 2021 to 2023.
The Company enters into total return swaps (“TRS”) as economic hedges of the Company’s deferred share units and cash-settled restricted share units. Hedge accounting was not applied to the TRSs. At March 31, 2020, 5,695,000 TRS units were outstanding.
In order to manage short-term metal price risk, the Company may enter into derivative contracts in relation to metal sales that it believes are highly likely to occur within a given quarter. No such contracts were outstanding at March 31, 2020 or March 31, 2019.
Fair value of derivative instruments
The fair values of derivative instruments are noted in the table below:
	As at,
	March 31,	December 31,
(in millions)	2020	2019
Asset (liability)
Foreign currency forward and collar contracts	$(34.0)	$3.9
Energy swap contracts	(29.3)	4.0
Total return swap contracts	(2.3)	(1.3)
	$(65.6)	$6.6

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.
Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.
On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. The Supreme Court has not yet determined whether it will hear the appeals in the Valle Ancho case. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.
Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it.  It is expected that additional claims may be filed against SGC and Kinross in the course of the centralized proceeding.
Kettle River-Buckhorn regulatory proceedings
Crown Resources Corporation (“Crown”) is the holder of a waste discharge permit (the “Permit”) in respect of the Buckhorn Mine, which authorizes and regulates mine-related discharges from the mine and its water treatment plant. On February 27, 2014, the Washington Department of Ecology (the “WDOE”) renewed the Buckhorn Mine’s National Pollution Discharge Elimination System Permit (the “Renewed Permit”), with an effective date of March 1, 2014. The Renewed Permit contained conditions that were more restrictive than the original discharge permit. In addition, the Crown felt that the Renewed Permit was internally inconsistent, technically unworkable and inconsistent with existing agreements in place with the WDOE, including a settlement agreement previously entered into by Crown and the WDOE in June 2013 (the “Settlement Agreement”). On February 28, 2014, Crown filed an appeal of the Renewed Permit with the Washington Pollution Control Hearings Board (“PCHB”). In addition, on January 15, 2015, Crown filed a lawsuit against the WDOE in Ferry County Superior Court, Washington, claiming that the WDOE breached the Settlement Agreement by including various unworkable compliance terms in the Renewed Permit (the “Crown Action”). On July 30, 2015, the PCHB upheld the Renewed Permit. Crown filed a Petition for Review in Ferry County Superior Court, Washington, on August 27, 2015, seeking to have the PCHB decision overturned. On March 13, 2017, the Ferry County Superior Court upheld the PCHB’s decision. On April 12, 2017, Crown appealed the Ferry County Superior Court’s ruling to the State of Washington Court of Appeals. On October 8, 2019, the Court of Appeals affirmed the Superior Court’s decision and the PCHB’s decision. On December 31, 2019, the Court of Appeals denied Crown’s Motion for Reconsideration and to Supplement the Record.
On July 19, 2016, the WDOE issued an Administrative Order (“AO”) to Crown and Kinross Gold Corporation asserting that the companies had exceeded the discharge limits in the Renewed Permit a total of 931 times and has also failed to maintain the capture zone required under the Renewed Permit. The AO orders the companies to develop an action plan to capture and treat water escaping the capture zone, undertake various investigations and studies, revise its Adaptive Management Plan, and report findings by various deadlines in the fourth quarter 2016. The companies timely made the required submittals. On August 17, 2016, the companies filed an appeal of the AO with the PCHB (the “AO Appeal”). Because the AO Appeal raises many of the same issues that have been raised in the Appeal and Crown Action, the companies and WDOE agreed to stay the AO Appeal indefinitely to allow these matters to be resolved. The PCHB granted the request for stay on August 26, 2016. The stay is affirmed by the PCHB upon receipt of applicable filings. The stay was most recently affirmed on November 27, 2019.
On November 30, 2017, the WDOE issued a Notice of Violation (“NOV”) to Crown and Kinross asserting that the companies had exceeded the discharge limits in the Permit a total of 113 times during the 3rd quarter of 2017 and also failed to maintain the capture zone as required under the Permit. The NOV ordered the companies to file a report with WDOE identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which report was timely filed. Following its review of this report, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

On April 10, 2018, August 20, 2018, November 5, 2018, January 22, 2019, May 23, 2019, September 30, 2019, February 3, 2020, and April 17, 2020, the WDOE issued NOVs to Crown and, as to the April 10 NOV also to Kinross, asserting that the companies had exceeded the discharge limits in the Permit a total of 118 times during the fourth quarter of 2017, 289 times during the first and second quarters of 2018, 129 times during the third quarter of 2018, 126 times during the fourth quarter of 2018, 127 times during the first quarter of 2019, 152 times during the second quarter of 2019, 279 times in the third and fourth quarters of 2019, and 137 times during the 1st quarter of 2020, and also failed to maintain the capture zone as required under the Permit. The NOVs ordered the companies to file a report with WDOE within 30 days identifying the steps which have been and are being taken to “control such waste or pollution or otherwise comply with this determination,” which reports were timely filed and, with respect to the most recent one, will be timely filed. Following its review of these reports, WDOE may issue an AO or other directives to the Company. The NOV is not immediately appealable, but any subsequent AO or other directive relating to the NOV may be appealed, as appropriate.
In the first quarter of 2020, the Okanogan Highlands Alliance (“OHA”) filed a citizen’s suit against Crown and Kinross Gold U.S.A., Inc. under the Clean Water Act (“CWA”) for alleged failure adequately to capture and treat mine-impacted groundwater and surface water at the site in violation of the Permit and renewed Permit.  The suit seeks injunctive relief and civil penalties in the amount of up to $55,800 per day per violation. Also in the first quarter of 2020, the Washington State Attorney General issued a notice of its intent to file a similar lawsuit under the CWA for the same alleged violations.  It is anticipated that the Attorney General will join the pending OHA lawsuit in the near term.
7.	SUMMARY OF QUARTERLY INFORMATION

	2020	2019				2018
(in millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Metal sales	$879.8	$996.2	$877.1	$837.8	$786.2	$786.5	$753.9	$775.0
Net earnings (loss) attributable to common shareholders	$122.7	$521.5	$60.9	$71.5	$64.7	$(27.7)	$(104.4)	$2.4
Basic earnings (loss) per share attributable to common shareholders	$0.10	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)	$0.00
Diluted earnings (loss) per share attributable to common shareholders	$0.10	$0.41	$0.05	$0.06	$0.05	$(0.02)	$(0.08)	$0.00
Net cash flow provided from operating activities	$299.6	$408.6	$231.7	$333.0	$251.6	$183.5	$127.2	$184.5
The Company’s results over the past several quarters have been driven primarily by fluctuations in the gold price, input costs and changes in gold equivalent ounces sold. Fluctuations in the silver price and foreign exchange rates have also affected results.

During the first quarter of 2020, revenue increased to $879.8 million on sales of 556,676 total gold equivalent ounces compared to $786.2 million on sales of 603,057 total gold equivalent ounces during the first quarter of 2019. The average gold price realized in the first quarter of 2020 was $1,581 per ounce compared to $1,304 per ounce in the first quarter of 2019.
Production cost of sales increased by 2% compared to the first quarter of 2019, primarily due an increase in operating waste mined at Fort Knox and Bald Mountain, partially offset by the overall decrease in gold equivalent ounces produced and at Tasiast due to a decrease in production costs of sales as a result of a decrease in operating waste mined, and lower contractor and site overhead costs.
Depreciation, depletion and amortization varied between each of the above quarters largely due to changes in gold equivalent ounces sold and depreciable asset bases. In addition, changes in mineral reserves as well as impairment charges and reversals during or prior to some of these periods affected depreciation, depletion and amortization for quarters in subsequent periods.
In the fourth quarter of 2019, the Company recorded net, after‐tax, impairment reversals of $293.6 million related to impairment reversals of property, plant and equipment at Paracatu and Tasiast.
Net cash flows provided from operating activities increased to $299.6 million in the first quarter of 2020, compared to $251.6 million in the same period in 2019, primarily due to an increase in margins, partially offset by higher income taxes paid and unfavourable working capital changes.

On December 2, 2019, the Company entered into an agreement with Maverix to sell a royalty portfolio of precious metals royalties. On December 19, 2019, the Company completed the sale for total consideration of $73.9 million, including $25.0 million in cash and approximately 11.2 million common shares, representing 9.4% of the issued and outstanding common shares, of Maverix.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining, for total fixed consideration of $283.0 million. On January 16, 2020, the Company closed the acquisition of the Chulbatkan development project. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash.

On February 14, 2018, Kinross Brasil Mineração S.A. signed an agreement to acquire two hydroelectric power plants in the State of Goias, Brazil from a subsidiary of Gerdau SA for $253.7 million (R$835.0 million). The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. On July 31, 2018, the Company closed the transaction.

8.	DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
For the quarter ended March 31, 2020, the Chief Executive Officer and the Chief Financial Officer concluded that Kinross’ disclosure controls and procedures, and internal control over financial reporting are designed to provide reasonable assurance regarding the reliability of information disclosed in its filings, including its interim financial statements prepared in accordance with IFRS. There has been no change in the Company’s internal control over financial reporting during the quarter ended March 31, 2020, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Kinross’ management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
9.	CRITICAL ACCOUNTING POLICIES, ESTIMATES AND ACCOUNTING CHANGES
Critical Accounting Policies and Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates, assumptions and judgments applied in the preparation of the Company’s interim financial statements are consistent with those applied and disclosed in Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.
Accounting Changes
The accounting policies applied in the preparation of the Company’s interim financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 except as noted in Note 4 to the interim financial statements which includes details of the Company’s adoption of amendments to IFRS 3 “Business Combinations” as of January 1, 2020.
10.	RISK ANALYSIS
The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are similar across the mining industry while others are specific to Kinross. For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2019 and for additional information please refer to the Annual Information Form for the year ended December 31, 2019, each of which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

11.	SUPPLEMENTAL INFORMATION

Reconciliation of Non-GAAP Financial Measures
The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.
Adjusted Net Earnings Attributable to Common Shareholders and Adjusted Net Earnings per Share
Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.
The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:
	Three months ended March 31,
(in millions, except per share amounts)	2020	2019
Net earnings attributable to common shareholders - as reported	$122.7	$64.7
Adjusting items:
Foreign exchange losses (gains)	2.3	(2.1)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	26.3	(1.2)
Taxes in respect of prior periods	(3.0)	5.7
Fort Knox pit wall slide related costs	-	6.5
Restructuring costs	-	9.2
U.S. CARES Act net benefit	(20.4)	-
Other	(0.2)	1.9
Tax effect of the above adjustments	(0.3)	(1.4)
	4.7	18.6
Adjusted net earnings attributable to common shareholders	$127.4	$83.3
Weighted average number of common shares outstanding - Basic	1,254.6	1,250.6
Adjusted net earnings per share	$0.10	$0.07

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Adjusted Operating Cash Flow
The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.
The following table provides a reconciliation of adjusted operating cash flow for the periods presented:
	Three months ended March 31,
(in millions)	2020	2019
Net cash flow provided from operating activities - as reported	$299.6	$251.6
Adjusting items:
Working capital changes:
Accounts receivable and other assets	78.6	(14.6)
Inventories	(7.7)	(37.4)
Accounts payable and other liabilities, including income taxes paid	48.1	31.2
	119.0	(20.8)
Adjusted operating cash flow	$418.6	$230.8

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Consolidated and Attributable Production Cost of Sales per Equivalent Ounce Sold
Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.
Management uses these measures to monitor and evaluate the performance of its operating properties.
The following table provides a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:
	Three months ended March 31,
(in millions, except ounces and production cost of sales per equivalent ounce)	2020	2019
Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(4.4)
Attributable(b) production cost of sales	$416.5	$407.3
Gold equivalent ounces sold	556,676	603,057
Less: portion attributable to Chirano non-controlling interest(j)	(3,934)	(5,408)
Attributable(b) gold equivalent ounces sold	552,742	597,649
Consolidated production cost of sales per equivalent ounce sold	$757	$683
Attributable(b) production cost of sales per equivalent ounce sold	$754	$682

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Attributable Production Cost of Sales per Ounce Sold on a By-Product Basis
Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.
The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:
	Three months ended March 31,
(in millions, except ounces and production cost of sales per ounce)	2020	2019
Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(4.4)
Less: attributable(b) silver revenue(c)	(16.4)	(17.1)
Attributable(b) production cost of sales net of silver by-product revenue	$400.1	$390.2
Gold ounces sold	545,967	589,825
Less: portion attributable to Chirano non-controlling interest(j)	(3,924)	(5,398)
Attributable(b) gold ounces sold	542,043	584,427
Attributable(b) production cost of sales per ounce sold on a by-product basis	$738	$668

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Attributable All-In Sustaining Cost and All-In Cost per Ounce Sold on a By-Product Basis
In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.
All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended March 31,
(in millions, except ounces and costs per ounce)	2020	2019
Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(4.4)
Less: attributable(b) silver revenue(c)	(16.4)	(17.1)
Attributable(b) production cost of sales net of silver by-product revenue	$400.1	$390.2
Adjusting items on an attributable(b) basis:
General and administrative(d)	31.8	33.4
Other operating expense - sustaining(e)	4.4	5.5
Reclamation and remediation - sustaining(f)	13.5	11.4
Exploration and business development - sustaining(g)	11.9	13.9
Additions to property, plant and equipment - sustaining(h)	66.4	78.4
Lease payments - sustaining(i)	4.3	2.9
All-in Sustaining Cost on a by-product basis - attributable(b)	$532.4	$535.7
Other operating expense - non-sustaining(e)	10.9	16.2
Reclamation and remediation - non-sustaining(f)	1.3	1.7
Exploration - non-sustaining(g)	7.0	5.5
Additions to property, plant and equipment - non-sustaining(h)	122.9	164.7
Lease payments - non-sustaining(i)	0.4	0.4
All-in Cost on a by-product basis - attributable(b)	$674.9	$724.2
Gold ounces sold	545,967	589,825
Less: portion attributable to Chirano non-controlling interest(j)	(3,924)	(5,398)
Attributable(b) gold ounces sold	542,043	584,427
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$982	$917
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,245	$1,239

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Attributable All-In Sustaining Cost and All-In Cost per Equivalent Ounce Sold
The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.
Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:
	Three months ended March 31,
(in millions, except ounces and costs per equivalent ounce)	2020	2019
Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(a)	(4.8)	(4.4)
Attributable(b) production cost of sales	$416.5	$407.3
Adjusting items on an attributable(b) basis:
General and administrative (d)	31.8	33.4
Other operating expense - sustaining(e)	4.4	5.5
Reclamation and remediation - sustaining(f)	13.5	11.4
Exploration and business development - sustaining(g)	11.9	13.9
Additions to property, plant and equipment - sustaining(h)	66.4	78.4
Lease payments - sustaining(i)	4.3	2.9
All-in Sustaining Cost - attributable(b)	$548.8	$552.8
Other operating expense - non-sustaining(e)	10.9	16.2
Reclamation and remediation - non-sustaining(f)	1.3	1.7
Exploration - non-sustaining(g)	7.0	5.5
Additions to property, plant and equipment - non-sustaining(h)	122.9	164.7
Lease payments - non-sustaining(i)	0.4	0.4
All-in Cost - attributable(b)	$691.3	$741.3
Gold equivalent ounces sold	556,676	603,057
Less: portion attributable to Chirano non-controlling interest(j)	(3,934)	(5,408)
Attributable(b) gold equivalent ounces sold	552,742	597,649
Attributable(b) all-in sustaining cost per equivalent ounce sold	$993	$925
Attributable(b) all-in cost per equivalent ounce sold	$1,251	$1,240

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production.
(c)
“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(d)
“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(e)
“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(f)
“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(g)
“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(h)
“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox. Non-sustaining capital expenditures during the three months ended March 31, 2019, primarily related to major projects at Round Mountain, Bald Mountain and Fort Knox.

(i)
“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)
“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

KINROSS GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2020

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this MD&A including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. Forward-looking statements contained in this MD&A, include, but are not limited to, those under the headings (or headings that include) “Project Updates and New Developments” and “Outlook” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life;  and continuous improvement initiatives,  as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “assumption” “believe”, “budget”, “continue”, “develop”, “estimates”, “expects”, “focus”, “forecast”, “goal”, “guidance”, “intend”, “mitigation”, “on budget”, “on schedule”, , “opportunity”,  “outlook”, “plan”, “potential”, “progress”,  “schedule”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this MD&A are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities
Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.
A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce1.
Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.
Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.
A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.
A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this MD&A, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this MD&A has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

1 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited expressed in millions of United States dollars, except share amounts)
		As at
		March 31,	December 31,
		2020	2019

Assets
Current assets
Cash and cash equivalents	Note 6	$1,138.6	$575.1
Restricted cash	Note 6	13.4	15.2
Accounts receivable and other assets	Note 6	89.5	137.4
Current income tax recoverable	Note 13	144.8	43.2
Inventories	Note 6	1,023.3	1,053.8
		2,409.6	1,824.7
Non-current assets
Property, plant and equipment	Note 6	6,632.2	6,340.0
Goodwill		158.8	158.8
Long-term investments	Note 6	68.2	126.2
Investment in joint venture		18.4	18.4
Other long-term assets	Note 6	539.4	572.7
Deferred tax assets		-	35.2
Total assets		$9,826.6	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$391.0	$469.3
Current income tax payable	Note 13	32.7	68.0
Current portion of provisions	Note 9	50.4	57.9
Other current liabilities	Note 6	57.5	20.3
Deferred payment obligation	Note 5	141.5	-
		673.1	615.5
Non-current liabilities
Long-term debt and credit facilities	Note 8	2,488.0	1,837.4
Provisions	Note 9	841.0	838.6
Long-term lease liabilities		35.6	38.9
Unrealized fair value of derivative liabilities	Note 7	22.8	0.8
Other long-term liabilities		92.2	107.7
Deferred tax liabilities		322.7	304.5
Total liabilities		$4,475.4	$3,743.4

Equity
Common shareholders' equity
Common share capital	Note 10	$14,941.5	$14,926.2
Contributed surplus		230.4	242.1
Accumulated deficit		(9,706.7)	(9,829.4)
Accumulated other comprehensive income (loss)	Note 6	(128.7)	(20.4)
Total common shareholders' equity		5,336.5	5,318.5
Non-controlling interest		14.7	14.1
Total equity		$5,351.2	$5,332.6
Commitments and contingencies	Note 15
Subsequent event	Note 8
Total liabilities and equity		$9,826.6	$9,076.0

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding	Note 10	1,257,220,950	1,253,765,724

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited expressed in millions of United States dollars, except share and per share amounts)

		Three months ended
		March 31,	March 31,
		2020	2019

Revenue
Metal sales		$879.8	$786.2

Cost of sales
Production cost of sales		421.3	411.7
Depreciation, depletion and amortization		193.1	164.1
Total cost of sales		614.4	575.8
Gross profit		265.4	210.4
Other operating expense		21.9	32.9
Exploration and business development		19.1	19.5
General and administrative		31.8	42.6
Operating earnings		192.6	115.4
Other income (expense) - net	Note 6	(0.6)	2.7
Finance income		2.0	2.1
Finance expense	Note 6	(25.7)	(27.5)
Earnings before tax		168.3	92.7
Income tax expense - net	Note 13	(45.0)	(28.1)
Net earnings		$123.3	$64.6
Net earnings (loss) attributable to:
Non-controlling interest		$0.6	$(0.1)
Common shareholders		$122.7	$64.7

Earnings per share attributable to common shareholders
Basic		$0.10	$0.05
Diluted		$0.10	$0.05

Weighted average number of common shares outstanding (millions)	Note 12
Basic		1,254.6	1,250.6
Diluted		1,265.3	1,259.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited expressed in millions of United States dollars)

		Three months ended
		March 31,	March 31,
		2020	2019

Net earnings		$123.3	$64.6

Other comprehensive income (loss), net of tax:	Note 6
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value(a)		(52.9)	(1.0)

Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value(b)		(58.7)	18.1
Cash flow hedges - reclassified to profit or loss(c)		3.3	1.3
		(108.3)	18.4
Total comprehensive income		$15.0	$83.0

Attributable to non-controlling interest		$0.6	$(0.1)
Attributable to common shareholders		$14.4	$83.1

(a) Net of tax expense (recovery) of $nil (2019 - $nil).
(b) Net of tax (recovery) expense of $(16.2) million (2019 - $2.6 million). (c) Net of tax expense of $1.1 million (2019 - $0.7 million).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$123.3	$64.6
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	193.1	164.1
Share-based compensation expense	4.5	4.6
Finance expense	25.7	27.5
Deferred tax expense (recovery)	68.4	(37.2)
Foreign exchange losses and other	3.6	7.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(78.6)	14.6
Inventories	7.7	37.4
Accounts payable and accrued liabilities	15.8	(14.2)
Cash flow provided from operating activities	363.5	268.6
Income taxes paid	(63.9)	(17.0)
Net cash flow provided from operating activities	299.6	251.6
Investing:
Additions to property, plant and equipment	(191.4)	(243.9)
Interest paid capitalized to property, plant and equipment	(22.3)	(20.9)
Acquisitions	(128.3)	(30.0)
Net additions to long-term investments and other assets	(1.9)	(6.4)
Net proceeds from the sale of property, plant and equipment	1.5	0.9
Decrease (increase) in restricted cash	1.8	(0.6)
Interest received and other - net	1.0	0.9
Net cash flow used in investing activities	(339.6)	(300.0)
Financing:
Proceeds from drawdown of debt	750.0	160.0
Repayment of debt	(100.0)	(25.0)
Interest paid	(25.6)	(27.3)
Payment of lease liabilities	(4.7)	(3.3)
Other - net	(6.6)	0.2
Net cash flow provided from financing activities	613.1	104.6
Effect of exchange rate changes on cash and cash equivalents	(9.6)	1.7
Increase in cash and cash equivalents	563.5	57.9
Cash and cash equivalents, beginning of period	575.1	349.0
Cash and cash equivalents, end of period	$1,138.6	$406.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

KINROSS GOLD CORPORATION

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2020	2019

Common share capital
Balance at the beginning of the period	$14,926.2	$14,913.4
Transfer from contributed surplus on exercise of restricted shares	7.1	5.3
Options exercised, including cash	8.2	0.5
Balance at the end of the period	$14,941.5	$14,919.2

Contributed surplus
Balance at the beginning of the period	$242.1	$239.8
Share-based compensation	4.5	4.6
Transfer of fair value of exercised options and restricted shares	(16.2)	(9.8)
Balance at the end of the period	$230.4	$234.6

Accumulated deficit
Balance at the beginning of the period	$(9,829.4)	$(10,548.0)
Net earnings attributable to common shareholders	122.7	64.7
Balance at the end of the period	$(9,706.7)	$(10,483.3)

Accumulated other comprehensive income (loss)
Balance at the beginning of the period	$(20.4)	$(98.5)
Other comprehensive income (loss), net of tax	(108.3)	18.4
Balance at the end of the period	$(128.7)	$(80.1)
Total accumulated deficit and accumulated other comprehensive income (loss)	$(9,835.4)	$(10,563.4)

Total common shareholders' equity	$5,336.5	$4,590.4

Non-controlling interest
Balance at the beginning of the period	$14.1	$20.6
Net earnings (loss) attributable to non-controlling interest	0.6	(0.1)
Balance at the end of the period	$14.7	$20.5

Total equity	$5,351.2	$4,610.9

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint arrangements (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction and processing of gold-containing ore and reclamation of gold mining properties. Kinross Gold Corporation, the ultimate parent, is a public company incorporated and domiciled in Canada with its registered office at 25 York Street, 17th floor, Toronto, Ontario, Canada, M5J 2V5. Kinross' gold production and exploration activities are carried out principally in Canada, the United States, the Russian Federation, Brazil, Chile, Ghana and Mauritania. Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a quantity of silver. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange.

In anticipation of and in response to the recent global COVID-19 pandemic, Kinross’ protocols and contingency plans, which the Company began implementing in late January 2020, have mitigated impacts of the pandemic to its global portfolio. All of Kinross’ mines remained in operation during the first quarter of 2020 and were not materially impacted by COVID-19. However, operations may be challenged over time given the future global impacts of a prolonged crisis.
Business continuity plans have been prepared and implemented for each site to manage and reduce operational and supply chain risks. The Company has implemented screening, isolation and quarantine procedures for all employees arriving at Kinross’ remote camp-based sites, adjusted rotation schedules and is limiting site access, among other measures. In the supply chain area, mitigation measures include initiating a process to increase stocks of key consumables to at least three months on hand, ordering additional critical spares, assessing potential disruptions, and identifying alternative sources of supply.
The interim condensed consolidated financial statements of the Company for the period ended March 31, 2020 were authorized for issue in accordance with a resolution of the board of directors on May 5, 2020.

2.	BASIS OF PRESENTATION

These unaudited interim condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting” (“IAS 34”). The accounting policies applied in these interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended December 31, 2019, except for the adoption of amendments to IFRS 3 “Business Combinations” (“IFRS 3”) in this interim period. See Note 4.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

3.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS

Significant Judgments, Accounting Estimates and Assumptions

The preparation of these interim financial statements requires the use of certain significant accounting estimates and judgments by management in applying the Company’s accounting policies. The areas involving significant judgments, estimates and assumptions have been set out in and are consistent with Note 5 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

4.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Effective January 1, 2020, the Company adopted amendments to IFRS 3 which amended the definition of a business. This amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of ‘outputs’ was amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and economic benefits. These amendments were applied to the acquisition of the Chulbatkan development project. See Note 5.

6

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

5.	ACQUISITIONS

Acquisition of Chulbatkan development project

On July 31, 2019, the Company announced an agreement to acquire the Chulbatkan development project located in Khabarovsk Krai, Far East Russia, from N-Mining Limited (“N-Mining”), for total fixed consideration of $283.0 million. In addition, N-Mining will be entitled to receive an economic participation equivalent to a 1.5% Net Smelter Return (“NSR”) royalty on future production from the deposit area, as well as $50 per ounce of future proven and probable reserves beyond the first 3.25 million of declared proven and probable ounces. Kinross will retain the right to buy-back 1/3 of the 1.5% NSR royalty for $10 million, subject to certain gold price related adjustments, at any time within 24 months of closing.
On January 16, 2020, the Company closed the acquisition. In accordance with an amended acquisition agreement, the first installment of $141.5 million, representing 50% of the $283.0 million fixed purchase price, plus ordinary course net working capital adjustments of $3.1 million, were paid in cash. The amendment also requires that 60%, and at the Company’s sole discretion up to 100%, of the final installment of $141.5 million, due on the first anniversary of closing, be settled in Kinross shares.
The acquisition was accounted for as an asset acquisition, with the total purchase price of $290.5 million, comprised of the $283.0 million fixed purchase price, plus $3.1 million of net working capital adjustments and transaction costs of $4.4 million, allocated as follows:
Purchase price allocation
Mineral interests - pre-development properties	$278.9
Land, plant and equipment	8.0
Total property, plant and equipment	286.9
Net working capital	3.6
Total net assets acquired	$290.5

7

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

6.	INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT DETAILS

Interim Condensed Consolidated Balance Sheets

i.	Cash and cash equivalents:

	March 31,	December 31,
	2020	2019
Cash on hand and balances with banks	$447.3	$305.6
Short-term deposits	691.3	269.5
	$1,138.6	$575.1

                   Restricted cash:

	March 31,	December 31,
	2020	2019
Restricted cash(a)	$13.4	$15.2

(a)	Restricted cash relates to loan escrow judicial deposits and environmental indemnity deposits.

ii.	Accounts receivable and other assets:

	March 31,	December 31,
	2020	2019
Trade receivables	$8.5	$6.9
Prepaid expenses	18.7	25.2
VAT receivable	36.6	69.6
Deposits	16.5	10.5
Unrealized fair value of derivative assets(a)	0.1	7.2
Other	9.1	18.0
	$89.5	$137.4

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative assets.

iii.	Inventories:

	March 31,	December 31,
	2020	2019
Ore in stockpiles(a)	$294.7	$300.3
Ore on leach pads(b)	406.4	384.7
In-process	88.6	99.2
Finished metal	66.3	52.3
Materials and supplies	496.6	520.6
	1,352.6	1,357.1
Long-term portion of ore in stockpiles and ore on leach pads(a),(b)	(329.3)	(303.3)
	$1,023.3	$1,053.8

(a)
Ore in stockpiles relates to the Company’s operating mines. Low-grade material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

(b)
Ore on leach pads relates to the Company's Tasiast, Fort Knox, Round Mountain and Bald Mountain mines. Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Tasiast in 2020, Bald Mountain in 2023, Round Mountain in 2026 and Fort Knox in 2028. Material not scheduled for processing within the next 12 months is included in other long-term assets on the consolidated balance sheets. See Note 6vi.

8

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iv.	Property, plant and equipment:

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2020	$9,715.0	$9,540.6	$13.4	$19,269.0
Additions	65.6	152.2	1.3	219.1
Acquisitions(c)	8.0	-	278.9	286.9
Capitalized interest	2.7	6.2	-	8.9
Disposals	(8.0)	-	-	(8.0)
Other	0.1	(0.1)	-	-
Balance at March 31, 2020	9,783.4	9,698.9	293.6	19,775.9

Accumulated depreciation, depletion and amortization
Balance at January 1, 2020	$(6,114.1)	$(6,814.9)	$-	$(12,929.0)
Depreciation, depletion and amortization	(145.5)	(76.5)	-	(222.0)
Disposals	7.5	-	-	7.5
Other	(0.2)	-	-	(0.2)
Balance at March 31, 2020	(6,252.3)	(6,891.4)	-	(13,143.7)

Net book value	$3,531.1	$2,807.5	$293.6	$6,632.2

Amount included above as at March 31, 2020:
Assets under construction	$319.6	$415.2	$1.3	$736.1
Assets not being depreciated(d)	$538.0	$698.5	$293.6	$1,530.1

(a)
Additions includes $1.2 million of right-of-use assets for lease arrangements entered into during the three months ended March 31, 2020. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $4.2 million during the three months ended March 31, 2020. The net book value of property, plant and equipment includes leased right-of use assets with an aggregate net book value of $51.1 million as at March 31, 2020.

(b)	At March 31, 2020, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano and Lobo-Marte.
(c)	During the three months ended March 31, 2020, the Company closed its acquisition of the Chulbatkan development project, with its mineral interests classified in pre-development properties. See Note 5.
(d)
Assets not being depreciated relate to land, capitalized exploration and evaluation (“E&E”) costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

9

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

		Mineral Interests
	Land, plant and equipment(a)	Development and operating properties(b)	Pre-development properties	Total
Cost
Balance at January 1, 2019	$9,184.2	$8,816.6	$13.4	$18,014.2
Additions	607.5	666.5	-	1,274.0
Capitalized interest	14.7	32.7	-	47.4
Disposals	(69.9)	-	-	(69.9)
Other	(21.5)	24.8	-	3.3
Balance at December 31, 2019	9,715.0	9,540.6	13.4	19,269.0

Accumulated depreciation, depletion, amortization and reversal of impairment charges
Balance at January 1, 2019	$(5,702.1)	$(6,793.0)	$-	$(12,495.1)
Depreciation, depletion and amortization	(572.9)	(280.6)	-	(853.5)
Reversals of impairment charges(c)	102.4	259.4	-	361.8
Disposals	60.5	-	-	60.5
Other	(2.0)	(0.7)	-	(2.7)
Balance at December 31, 2019	(6,114.1)	(6,814.9)	-	(12,929.0)

Net book value	$3,600.9	$2,725.7	$13.4	$6,340.0

Amount included above as at December 31, 2019:
Assets under construction	$308.8	$438.2	$-	$747.0
Assets not being depreciated(d)	$538.3	$735.9	$13.4	$1,287.6

(a)
Additions includes $42.9 million of transitional adjustments for the recognition of leased right-of-use assets upon the Company’s adoption of IFRS 16 on January 1, 2019, as well as $22.7 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2019. Depreciation, depletion and amortization includes depreciation for leased right-of-use assets of $11.5 million during the year ended December 31, 2019. The net book value of property, plant and equipment includes leased right-of-use assets with an aggregate net book value of $54.1 million as at December 31, 2019.

(b)	At December 31, 2019, the significant development and operating properties include projects at Fort Knox, Round Mountain, Bald Mountain, Paracatu, Kupol, Tasiast, Chirano, La Coipa and Lobo-Marte.
(c)	At December 31, 2019, impairment reversals were recorded at Paracatu and Tasiast, entirely related to property, plant and equipment.
(d)	Assets not being depreciated relate to land, capitalized E&E costs, assets under construction, which relate to expansion projects, and other assets that are in various stages of being readied for use.

Capitalized interest primarily relates to qualifying capital expenditures at Tasiast, Round Mountain, Bald Mountain, Fort Knox and Lobo-Marte and had an annualized weighted average borrowing rate of 5.42% for the three months ended March 31, 2020 (three months ended March 31, 2019 - 5.55%).

At March 31, 2020, $349.9 million of E&E assets were included in mineral interests (December 31, 2019 - $251.4 million). The Company had additions of $278.9 million related to the purchase of the Chulbatkan development project and transferred $130.0 million and $53.4 million to development related to La Coipa and Chirano, respectively, during the three months ended March 31, 2020. The Company capitalized $3.0 million and expensed $2.0 million of E&E costs during the three months ended March 31, 2020 (three months ended March 31, 2019 - $2.8 million and $1.1 million, respectively). The amounts capitalized and expensed are included in investing and operating cash flows, respectively.

10

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

v.	Long-term investments:

Gains and losses on equity investments at FVOCI are recorded in accumulated other comprehensive income (“AOCI”) as follows:

	March 31, 2020		December 31, 2019
	Fair value	Gains (losses) in AOCI(a)	Fair value	Gains (losses) in AOCI(a)
Investments in an accumulated gain position	$-	$-	$79.8	$10.3
Investments in an accumulated loss position	68.2	(80.2)	46.4	(36.5)
Net realized gains (losses)	-	1.1	-	-
	$68.2	$(79.1)	$126.2	$(26.2)

(a)
See the interim condensed consolidated statements of comprehensive income and Note 6ix. for details of changes in fair values recognized in other comprehensive income during the three months ended March 31, 2020 and 2019.

vi.	Other long-term assets:

	March 31,	December 31,
	2020	2019
Long-term portion of ore in stockpiles and ore on leach pads(a)	$329.3	$303.3
Deferred charges, net of amortization	25.5	32.5
Long-term receivables(b)	121.6	171.0
Advances for the purchase of capital equipment	15.3	15.1
Unrealized fair value of derivative assets(c)	0.3	4.5
Other	47.4	46.3
	$539.4	$572.7

(a)
Long-term portion of ore in stockpiles and ore on leach pads represents low-grade material not scheduled for processing within the next 12 months. As at March 31, 2020, long-term ore in stockpiles was at the Company’s Fort Knox, Kupol, Tasiast and Paracatu mines, and long-term ore on leach pads was at the Company’s Fort Knox, Round Mountain, and Tasiast mines.

(b)
As at March 31, 2020, the estimated federal benefits related to the enactment of U.S Tax Reform legislation in December 2017, previously recorded in long-term receivables (December 31, 2019 - $33.1 million), have been reclassified to current income tax recoverable as a result of the enactment of the March 27, 2020 enactment of the U.S. CARES Act. See Note 13.

(c)	See Note 7 for details of the non-current portion of unrealized fair value of derivative assets.

vii.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2020	2019
Trade payables	$83.6	$89.3
Accrued liabilities	214.0	246.7
Employee related accrued liabilities	93.4	133.3
	$391.0	$469.3

viii.	Other current liabilities:

	March 31,	December 31,
	2020	2019
Current portion of lease liabilities	$14.3	$16.0
Current portion of unrealized fair value of derivative liabilities(a)	43.2	4.3
	$57.5	$20.3

(a)	See Note 7 for details of the current portion of unrealized fair value of derivative liabilities.

11

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

ix.	Accumulated other comprehensive income (loss):

	Long-term Investments	Derivative Contracts	Total
Balance at December 31, 2018	$(75.2)	$(23.3)	$(98.5)
Other comprehensive income before tax	49.3	36.8	86.1
Tax	(0.3)	(7.7)	(8.0)
Balance at December 31, 2019	$(26.2)	$5.8	$(20.4)
Other comprehensive loss before tax	(52.9)	(70.5)	(123.4)
Tax	-	15.1	15.1
Balance at March 31, 2020	$(79.1)	$(49.6)	$(128.7)

Interim Condensed Consolidated Statements of Operations

x.	Other income (expense) – net:

	Three months ended March 31,
	2020	2019
Net gains on dispositions of other assets	$1.1	$0.8
Foreign exchange (losses) gains - net	(2.3)	2.1
Net non-hedge derivative (losses) gains	(0.8)	0.4
Other	1.4	(0.6)
	$(0.6)	$2.7

xi.	Finance expense:

	Three months ended March 31,
	2020	2019
Accretion of reclamation and remediation obligations	$(5.8)	$(7.7)
Interest expense, including accretion of debt and lease liabilities(a), (b)	(19.9)	(19.8)
	$(25.7)	$(27.5)

(a)	During the three months ended March 31, 2020, $8.9 million of interest was capitalized to property, plant and equipment (three months ended March 31, 2019 - $9.4 million). See Note 6iv.
(b)	During the three months ended March 31, 2020, accretion of lease liabilities was $0.7 million (three months ended March 31, 2019 - $0.8 million).

Total interest paid, including interest capitalized, during the three months ended March 31, 2020 was $47.9 million (three months ended March 31, 2019 - $48.2 million).

7.	FAIR VALUE MEASUREMENT

(a)	Recurring fair value measurement
Carrying values for financial instruments carried at amortized cost, including cash and cash equivalents, restricted cash, short-term investments, accounts receivable, and accounts payable and accrued liabilities, approximate fair values due to their short-term maturities.
Assets (liabilities) measured at fair value on a recurring basis as at March 31, 2020 include:

	Level 1	Level 2	Level 3	Aggregate Fair Value
Equity investments at FVOCI	$68.2	$-	$-	$68.2
Derivative contracts:
Foreign currency forward and collar contracts	-	(34.0)	-	(34.0)
Energy swap contracts	-	(29.3)	-	(29.3)
Total return swap contracts	-	(2.3)	-	(2.3)
	$68.2	$(65.6)	$-	$2.6

12

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

       The valuation techniques that are used to measure assets and liabilities at fair value on a recurring basis are as follows:
Equity investments at FVOCI
Equity investments at FVOCI include shares in publicly traded companies listed on a stock exchange. The fair value of equity investments at FVOCI is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity investments at FVOCI are classified within Level 1 of the fair value hierarchy.
Derivative contracts
The Company’s derivative contracts are valued using pricing models and the Company generally uses similar models to value similar instruments. Such pricing models require a variety of inputs, including contractual cash flows, quoted market prices, applicable yield curves and credit spreads. The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.
The following table summarizes information about derivative contracts outstanding at March 31, 2020 and December 31, 2019:
	March 31, 2020		December 31, 2019
	Asset / (Liability)	AOCI	Asset / (Liability)	AOCI
	Fair Value		Fair Value
Currency contracts
Foreign currency forward and collar contracts(a)	$(34.0)	$(24.0)	$3.9	$2.6

Commodity contracts
Energy swap contracts(b)	(29.3)	(25.6)	4.0	3.2

Other contracts
Total return swap contracts	(2.3)	-	(1.3)	-

Total all contracts	$(65.6)	$(49.6)	$6.6	$5.8

Unrealized fair value of derivative assets
Current	$0.1		$7.2
Non-current	0.3		4.5
	$0.4		$11.7
Unrealized fair value of derivative liabilities
Current	$(43.2)		$(4.3)
Non-current	(22.8)		(0.8)
	$(66.0)		$(5.1)
Total net fair value	$(65.6)		$6.6

(a)	Of the total amount recorded in AOCI at March 31, 2020, $(13.7) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.
(b)	Of the total amount recorded in AOCI at March 31, 2020, $(16.8) million will be reclassified to net earnings within the next 12 months as a result of settling the contracts.

(b)	Fair value of financial assets and liabilities not measured and recognized at fair value
Long-term debt is measured at amortized cost. The fair value of long-term debt is primarily measured using market determined variables, and therefore is classified within Level 2 of the fair value hierarchy. See Note 8.

13

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

8.	LONG-TERM DEBT AND CREDIT FACILITIES

			March 31, 2020				December 31, 2019
		Interest Rates	Nominal Amount	Deferred Financing Costs	Carrying Amount(a)	Fair Value(b)	Carrying Amount(a)	Fair Value(b)

Senior notes	(i)	4.50%-6.875%	$1,747.2	$(9.2)	$1,738.0	$1,741.2	$1,737.4	$1,881.9
Revolving credit facility	(ii)	LIBOR plus 1.625%	750.0	-	750.0	750.0	100.0	100.0
Long-term debt and credit facility			$2,497.2	$(9.2)	$2,488.0	$2,491.2	$1,837.4	$1,981.9

(a)	Includes transaction costs on senior notes financings.
(b)	The fair value of senior notes is primarily determined using quoted market determined variables. See Note 7(b).

(i)	Senior notes

The Company’s $1,750.0 million of senior notes consist of $500.0 million principal amount of 5.125% notes due in September 2021, $500.0 million principal amount of 5.950% notes due in 2024, $500.0 million principal amount of 4.50% notes due in 2027 and $250.0 million principal amount of 6.875% notes due in 2041.

(ii)	Corporate revolving credit facility

As at March 31, 2020, the Company had utilized $767.5 million (December 31, 2019 - $119.1 million) of its $1,500.0 million revolving credit facility, of which $17.5 million was used for letters of credit. In February 2020, the Company repaid $100.0 million on the revolving credit facility. The Company drew down $750.0 million on March 20, 2020 as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions. See Note 1.

On July 25, 2019, the Company amended its $1,500.0 million revolving credit facility to extend the maturity date by one year from August 10, 2023 to August 10, 2024.

Loan interest on the revolving credit facility is variable, set at LIBOR plus an interest rate margin, which is dependent on the Company’s credit rating. Based on the Company’s credit rating at March 31, 2020, interest charges and fees are as follows:

Type of credit
Revolving credit facility	LIBOR plus 1.625%
Letters of credit	1.0833-1.625%
Standby fee applicable to unused availability	0.325%

The revolving credit facility’s credit agreement contains various covenants including limits on indebtedness, asset sales and liens. The Company is in compliance with its financial covenant in the credit agreement at March 31, 2020.

(iii)	Tasiast Loan

On December 16, 2019, the Company completed a definitive loan agreement for up to $300.0 million for Tasiast, with a $200.0 million first drawdown received on April 9, 2020.
The asset recourse loan has a term of eight years, maturing in December 2027, a floating interest rate of LIBOR plus a weighted average margin of 4.38% and a standby fee applicable to unused availability of 1.60%, with semi-annual interest payments to be made in June and December, and first principal repayments due in 2022.

(iv)	Other

The Company’s $300.0 million Letter of Credit guarantee facility with Export Development Canada (“EDC”) matures on June 30, 2020. Letters of credit guaranteed under this facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River-Buckhorn. Total fees related to letters of credit under this facility are 0.95% of the utilized amount. As at March 31, 2020, $227.2 million (December 31, 2019 - $227.8 million) was utilized under this facility.

14

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

In addition, at March 31, 2020, the Company had $155.5 million (December 31, 2019 - $184.7 million) in letters of credit and surety bonds outstanding in respect of its operations in Brazil, Mauritania, Ghana and Chile. These have been issued pursuant to arrangements with certain international banks and incur fees of 0.72% of the utilized amount.
As at March 31, 2020, $276.5 million (December 31, 2019 - $276.5 million) of surety bonds were outstanding with respect to Kinross’ operations in the United States. These surety bonds were issued pursuant to arrangements with international insurance companies and incur fees of 0.50% of the utilized amount.

(v)	Changes in liabilities arising from financing activities

	Long-term debt	Lease	Accrued interest
	and credit facilities	liabilities	payable(a)	Total
Balance as at January 1, 2020	$1,837.4	$54.9	$33.3	$1,925.6
Changes from financing cash flows
Debt issued	750.0	-	-	750.0
Debt repayments	(100.0)	-	-	(100.0)
Interest paid	-	-	(25.6)	(25.6)
Payment of lease liabilities	-	(4.7)	-	(4.7)
	2,487.4	50.2	7.7	2,545.3
Other changes
Interest expense and accretion	$-	$-	$19.2	$19.2
Capitalized interest	-	-	8.9	8.9
Capitalized interest paid	-	-	(22.3)	(22.3)
Additions of lease liabilities	-	1.2	-	1.2
Accretion of lease liabilities	-	0.7	-	0.7
Other cash changes	-	-	(3.0)	(3.0)
Other non-cash changes	0.6	(2.2)	(1.0)	(2.6)
	0.6	(0.3)	1.8	2.1
Balance as at March 31, 2020	$2,488.0	$49.9	$9.5	$2,547.4

(a)	Included in Accounts payable and accrued liabilities.

	Long-term debt	Lease	Accrued interest
	and credit facilities	liabilities(a)	payable(b)	Total
Balance as at January 1, 2019(a)	$1,735.0	$42.9	$33.3	$1,811.2
Changes from financing cash flows
Debt issued	300.0	-	-	300.0
Debt repayments	(200.0)	-	-	(200.0)
Interest paid	-	-	(55.6)	(55.6)
Payment of lease liabilities	-	(14.3)	-	(14.3)
	1,835.0	28.6	(22.3)	1,841.3
Other changes
Interest expense and accretion	$-	$-	$74.0	$74.0
Capitalized interest	-	-	47.4	47.4
Capitalized interest paid	-	-	(45.0)	(45.0)
Additions of lease liabilities	-	22.9	-	22.9
Accretion of lease liabilities	-	2.9	-	2.9
Other cash changes	-	-	(10.0)	(10.0)
Other non-cash changes	2.4	0.5	(10.8)	(7.9)
	2.4	26.3	55.6	84.3
Balance as at December 31, 2019	$1,837.4	$54.9	$33.3	$1,925.6

(a)	Total lease liabilities of $42.9 million were recognized upon the initial application of IFRS 16 as of January 1, 2019.
(b)	Included in Accounts payable and accrued liabilities.

15

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

9.	PROVISIONS

	Reclamation and remediation obligations (i)	Other	Total
Balance at January 1, 2020	$866.1	$30.4	$896.5
Additions	-	2.5	2.5
Reductions	-	(4.1)	(4.1)
Reclamation spending	(9.3)	-	(9.3)
Accretion	5.8	-	5.8
Balance at March 31, 2020	$862.6	$28.8	$891.4

Current portion	42.5	7.9	50.4
Non-current portion	820.1	20.9	841.0
	$862.6	$28.8	$891.4

(i)	Reclamation and remediation obligations

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment. Reclamation and remediation obligations arise throughout the life of each mine. The Company estimates future reclamation costs based on the level of current mining activity and estimates of costs required to fulfill the Company’s future obligations. The above table details the items that affect the reclamation and remediation obligations.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at March 31, 2020, letters of credit totaling $375.3 million (December 31, 2019 - $391.9 million) had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's Letter of Credit guarantee facility with EDC, the corporate revolving credit facility, and pursuant to arrangements with certain international banks. The Company is in compliance with all applicable requirements under these facilities. As at March 31, 2020, $275.7 million (December 31, 2019 - $275.7 million) of surety bonds were issued with respect to Kinross’ operations in the United States. The surety bonds were issued pursuant to arrangements with international insurance companies.

10.	COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value. A summary of common share transactions for the three months ended March 31, 2020 and year ended December 31, 2019 is as follows:

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of shares	Amount	Number of shares	Amount
	(000's)		(000's)
Common shares
Balance at January 1,	1,253,766	$14,926.2	1,250,229	$14,913.4
Issued under share option and restricted share plans	3,455	15.3	3,537	12.8
Balance at end of period	1,257,221	$14,941.5	1,253,766	$14,926.2

Total common share capital		$14,941.5		$14,926.2

16

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

11.	SHARE-BASED PAYMENTS

i.	Share option plan

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2020:

	Three months ended March 31, 2020
	Number of options (000's)	Weighted average exercise price (CDN$)
Outstanding at January 1, 2020	10,170	$5.16
Granted	-	-
Exercised	(1,626)	4.76
Forfeited	(312)	5.06
Expired	(1,195)	8.03
Outstanding at end of period	7,037	$4.77
Exercisable at end of period	5,185	$4.80

For the three months ended March 31, 2020, the weighted average market share price at the date of exercise was CDN$7.68.

ii.	Restricted share unit plans

(a)   Restricted share units (“RSUs”)

The following table summarizes information about the RSUs outstanding at March 31, 2020:

	Three months ended March 31, 2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2020	8,512	$4.68
Granted	2,981	7.29
Redeemed	(2,975)	4.81
Forfeited	(313)	4.71
Outstanding at end of period	8,205	$5.58

As at March 31, 2020, the Company had recognized a liability of $7.4 million (December 31, 2019 - $13.9 million) in respect of its cash-settled RSUs.

(b)   Restricted performance share units (“RPSUs”)

The following table summarizes information about the RPSUs outstanding at March 31, 2020:

	Three months ended March 31, 2020
	Number of units (000's)	Weighted average fair value (CDN$/unit)
Outstanding at January 1, 2020	4,937	$5.16
Granted	1,402	7.81
Redeemed	(1,575)	5.32
Forfeited	(115)	4.73
Outstanding at end of period	4,649	$5.92

17

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

iii.	Deferred share unit (“DSU”) plan

The number of DSUs granted by the Company was 69,082 and the weighted average fair value per unit at the date of issue was CDN$5.65 for the three months ended March 31, 2020.

There were 1,289,076 DSUs outstanding, for which the Company had recognized a liability of $5.1 million, as at March 31, 2020 (December 31, 2019 - $7.8 million).

iv.	Employee share purchase plan (“SPP”)

The compensation expense related to the employee SPP for the three months ended March 31, 2020 was $0.6 million (three months ended March 31, 2019 - $0.6 million).

12.	EARNINGS PER SHARE

Basic and diluted net earnings attributable to common shareholders of Kinross for the three months ended March 31, 2020 was $122.7 million (three months ended March 31, 2019 - $64.7 million).

The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted earnings per common share for the following periods:

(Number of common shares in thousands)	Three months ended March 31,
	2020	2019
Basic weighted average shares outstanding:	1,254,642	1,250,622
Weighted average shares dilution adjustments:
Stock options	2,645	434
Restricted shares	3,104	2,715
Restricted performance shares	4,942	5,367
Diluted weighted average shares outstanding	1,265,333	1,259,138

Weighted average shares dilution adjustments - exclusions:(a)
Stock options(b)	664	9,158
Restricted shares	-	-
Restricted performance shares	-	-

(a)	These adjustments were excluded as they are anti-dilutive.
(b)
Dilutive stock options were determined using the Company’s average share price for the period. For the three months ended March 31, 2020, the average share price used was $4.84 (three months ended March 31, 2019 - $3.34).

18

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

13.	INCOME AND OTHER TAXES

On March 27, 2020, the U.S. CARES Act was signed into law.  Kinross expects to primarily benefit from two significant changes in law included in this Act. Firstly, $33.1 million of federal Alternative Minimum Tax credits that were previously expected to be received after 2020, will be now be refunded in 2020. Secondly, the amendment provides new tax loss carry-back opportunities that will create additional federal tax refunds of $59.1 million. The estimated tax refunds as at March 31, 2020 are based on the tax law applicable on that date. The carry-back of the U.S. net operating losses to the taxation years prior to the 2017 U.S. Tax Reform results in the estimated net tax benefit to earnings of $20.4 million as a result of the higher federal corporate tax rates applicable in the carry-back period.

Further guidance on the implementation and application of the CARES Act will be forthcoming in regulations to be issued by the Department of Treasury, IRS guidance, legislation or guidance for the states in which the Company operates, and directions from the Office of Management and Budget. Such legislation, regulations, directions, and additional guidance may require changes to the estimated net benefit recorded and the impact of such changes will be accounted for in the period in which the legislation, regulations, directions, or additional guidance are enacted or released by the relevant authorities.

The Company operates in numerous countries around the world and accordingly is subject to, and pays taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate tax laws of the country. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. Changes in tax law or changes in the way that tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.
Kinross’ tax records, transactions and filing positions may be subject to examination by the tax authorities in the countries in which the Company has operations. The tax authorities may review the Company’s transactions in respect of the year, or multiple years, which they have chosen for examination. The tax authorities may interpret the tax implications of a transaction in form or in fact, differently from the interpretation reached by the Company. In circumstances where the Company and the tax authority cannot reach a consensus on the tax impact, there are processes and procedures which both parties may undertake in order to reach a resolution, which may span many years in the future. Uncertainty in the interpretation and application of applicable tax laws, regulations or the relevant sections of Mining Conventions by the tax authorities, or the failure of relevant Governments or tax authorities to honour tax laws, regulations or the relevant sections of Mining Conventions could adversely affect Kinross.

14.	SEGMENTED INFORMATION

Operating segments

The following tables set forth operating results by reportable segment for the following periods:

	Operating segments							Non-operating segments(a)
Three months ended March 31, 2020:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$80.3	135.7	66.9	191.8	192.7	148.7	61.6	2.1	$879.8
Cost of sales
Production cost of sales	64.6	56.1	35.7	87.5	76.9	51.9	47.8	0.8	421.3
Depreciation, depletion and amortization	22.8	12.6	26.7	37.7	34.4	40.3	15.9	2.7	193.1
Total cost of sales	87.4	68.7	62.4	125.2	111.3	92.2	63.7	3.5	614.4
Gross profit (loss)	$(7.1)	67.0	4.5	66.6	81.4	56.5	(2.1)	(1.4)	$265.4
Other operating expense	0.3	-	2.6	0.8	0.2	7.9	0.2	9.9	21.9
Exploration and business development	-	0.3	0.5	-	2.1	0.4	1.8	14.0	19.1
General and administrative	-	-	-	-	-	-	-	31.8	31.8
Operating earnings (loss)	$(7.4)	66.7	1.4	65.8	79.1	48.2	(4.1)	(57.1)	$192.6
Other income (expense) - net									(0.6)
Finance income									2.0
Finance expense									(25.7)
Earnings before tax									$168.3

19

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

	Operating segments							Non-operating segments(a)
Three months ended March 31, 2019:	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Revenue
Metal sales	$49.5	108.9	56.4	190.7	169.9	130.3	70.6	9.9	$786.2
Cost of sales
Production cost of sales	38.8	56.0	29.2	94.9	78.0	66.0	44.0	4.8	411.7
Depreciation, depletion and amortization	18.0	7.9	16.2	35.9	27.4	31.0	25.4	2.3	164.1
Total cost of sales	56.8	63.9	45.4	130.8	105.4	97.0	69.4	7.1	575.8
Gross profit (loss)	$(7.3)	45.0	11.0	59.9	64.5	33.3	1.2	2.8	$210.4
Other operating expense	6.5	-	0.8	1.0	-	9.7	-	14.9	32.9
Exploration and business development	0.2	-	1.6	-	3.7	0.4	1.2	12.4	19.5
General and administrative	-	-	-	-	-	-	-	42.6	42.6
Operating earnings (loss)	$(14.0)	45.0	8.6	58.9	60.8	23.2	(0.0)	(67.1)	$115.4
Other income (expense) - net									2.7
Finance income									2.1
Finance expense									(27.5)
Earnings before tax									$92.7

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Property, plant and equipment at:
March 31, 2020	$415.5	681.6	689.5	1,717.5	302.7	1,946.7	144.0	734.7	$6,632.2

Total assets at:
March 31, 2020	$638.8	878.7	864.7	1,958.8	932.7	2,372.5	260.9	1,919.5	$9,826.6

Capital expenditures for three months ended March 31, 2020(d)	$20.8	48.2	38.9	9.9	5.8	92.6	5.4	5.0	$226.6

	Operating segments							Non-operating segments(a)
	Fort Knox	Round Mountain	Bald Mountain	Paracatu	Kupol	Tasiast	Chirano	Corporate and other(b),(c)	Total
Property, plant and equipment at:
December 31, 2019	$421.1	653.7	685.1	1,748.1	332.8	1,924.8	152.9	421.5	$6,340.0

Total assets at:
December 31, 2019	$633.2	846.8	862.5	2,024.0	1,053.4	2,312.5	255.0	1,088.6	$9,076.0

Capital expenditures for three months ended March 31, 2019(d)	$29.0	62.4	70.9	11.9	7.9	86.6	2.3	3.4	$274.4

(a)	Non-operating segments include development and pre-development properties.
(b)	Corporate and other includes corporate, shutdown and other non-operating assets (including Maricunga, Kettle River-Buckhorn, La Coipa, Lobo-Marte and Chulbatkan).
(c)
The Company suspended mining and crushing activities at Maricunga in the third quarter of 2016, however there was continued production through 2019 as ounces continued to be recovered from heap leach pads until the fourth quarter of 2019 when all processing activities transitioned to care and maintenance. As such the Maricunga segment was reclassified as non-operating within the Corporate and other segment in 2020. Accordingly, Corporate and other includes metal sales and operating losses of Maricunga of $2.1 million and $(3.2) million, respectively, for the three months ended March 31, 2020 ($9.9 million and $(1.7) million, respectively, for the three months ended March 31, 2019) as Maricunga continues to sell its remaining finished metals inventories.

(d)	Segment capital expenditures are presented on an accrual basis. Additions to property, plant and equipment in the interim condensed consolidated statements of cash flows are presented on a cash basis.

15.	COMMITMENTS AND CONTINGENCIES

i.	Commitments

Leases
The Company has a number of lease agreements involving office space, buildings, vehicles and equipment. Many of the leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. Leases for certain office facilities contain escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Total lease liabilities of $49.9 million were recorded as at March 31, 2020.

20

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Purchase commitments
At March 31, 2020, the Company had future commitments of approximately $127.8 million for capital expenditures, which have not been accrued.
ii.	Contingencies

General
Estimated losses from contingencies are accrued by a charge to earnings when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Other legal matters
The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross’ financial position, results of operations or cash flows.

Maricunga regulatory proceedings
In May 2015, the Chile environmental enforcement authority (the “SMA”) commenced an administrative proceeding against Compania Minera Maricunga (“CMM”) alleging that pumping of groundwater to support the Maricunga operation had impacted area wetlands and, on March 18, 2016, issued a resolution alleging that CMM’s pumping was impacting the “Valle Ancho” wetland. Beginning in May 2016, the SMA issued a series of resolutions ordering CMM to temporarily curtail pumping from its wells. In response, CMM suspended mining and crushing activities and reduced water consumption to minimal levels. CMM contested these resolutions, but its efforts were unsuccessful and, except for a short period of time in July 2016, CMM’s operations have remained suspended. On June 24, 2016, the SMA amended its initial sanction (the “Amended Sanction”) and effectively required CMM to cease operations and close the mine, with water use from its wells curtailed to minimal levels. On July 9, 2016, CMM appealed the sanctions and, on August 30, 2016, submitted a request to the Environmental Tribunal that it issue an injunction suspending the effectiveness of the Amended Sanction pending a final decision on the merits of CMM’s appeal. On September 16, 2016, the Environmental Tribunal rejected CMM’s injunction request and on August 7, 2017, upheld the SMA’s Amended Sanction and curtailment orders on procedural grounds. On October 9, 2018, the Supreme Court affirmed the Environmental Tribunal’s ruling on procedural grounds and dismissed CMM’s appeal.

On June 2, 2016, CMM was served with two separate lawsuits filed by the Chilean State Defense Counsel (“CDE”). Both lawsuits, filed with the Environmental Tribunal, alleged that pumping from the Maricunga groundwater wells caused environmental damage to area wetlands. One action relates to the “Pantanillo” wetland and the other action relates to the Valle Ancho wetland (described above). Hearings on the CDE lawsuits took place in 2016 and 2017, and on November 23, 2018, the Tribunal ruled in favor of CMM in the Pantanillo case and against CMM in the Valle Ancho case. In the Valle Ancho case, the Tribunal is requiring CMM to, among other things, submit a restoration plan to the SMA for approval. CMM has appealed the Valle Ancho ruling to the Supreme Court. The CDE has appealed to the Supreme Court in both cases and is asserting in the Valle Ancho matter that the Environmental Tribunal erred by not ordering a complete shutdown of Maricunga’s groundwater wells. The Supreme Court has the discretion to decide whether it will hear any of the appeals and has determined that it will hear the CDE’s appeal in the Pantanillo case. The Supreme Court has not yet determined whether it will hear the appeals in the Valle Ancho case. Prior to the November 23, 2018 rulings, CMM and the CDE were pursuing potential settlement. CMM expects to continue pursuing settlement discussions with the relevant government agencies.

Sunnyside litigation
The Sunnyside Mine is an inactive mine situated in the so-called Bonita Peak Mining District (“District”) near Silverton, Colorado. A subsidiary of Kinross, Sunnyside Gold Corporation ("SGC"), was involved in operations at the mine from 1985 through 1991 and subsequently conducted various reclamation and closure activities at the mine and in the surrounding area. On August 5, 2015, while working in another mine in the District known as the Gold King, the Environmental Protection Agency (the “EPA”) caused a release of approximately three million gallons of contaminated water into a tributary of the Animas River. In the third quarter of 2016, the EPA listed the District, including areas impacted by SGC’s operations and closure activities, on the National Priorities List pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”). SGC challenged portions of the CERCLA listing in the United States Court of Appeals for District of Columbia Circuit, but SGC’s petition for review was denied, as was its subsequent petition for rehearing. The EPA has notified SGC that SGC is a potentially responsible party under CERCLA and may be jointly and severally liable for cleanup of the District or cleanup costs incurred by the EPA in the District. The EPA may in the future provide similar notification to Kinross, as the EPA contends that Kinross has liability in the District under CERCLA and other statutes. In the second quarter of 2018, the EPA issued to SGC a modified Unilateral Administrative Order for Remedial Investigation (“the Order”). In the second quarter of 2019, pursuant to the original Order, the EPA issued to SGC a Modified Statement of Work, Work Plan and Field Sampling Plan (together with the Order, the “Modified Order”). The Modified Order significantly altered and expanded upon the work set out under the original Order. In the third quarter of 2019, after consulting with external legal counsel, SGC provided notice to the EPA that the Modified Order is legally indefensible, does not address any imminent hazard and SGC does not intend to comply with the Modified Order. On July 26, 2019, the EPA acknowledged receipt of SGC’s notice of its intention not to comply with the Modified Order. The EPA indicated that it would undertake to complete the work ordered under the Modified Order, and has subsequently completed some of such work. While SGC believes that it has good cause not to comply with the Modified Order, failure to comply with the Modified Order may subject SGC to significant penalties, damages and/or potential reimbursement of the cost of remediation work undertaken by the EPA.

In the second quarter of 2016, the State of New Mexico filed a complaint naming the EPA, SGC, Kinross and others alleging violations of CERCLA, the Resource Conservation and Recovery Act (“RCRA”), and the Clean Water Act (“CWA”) and claiming negligence, gross negligence, public nuisance and trespass. New Mexico subsequently dropped the RCRA claim. The New Mexico complaint seeks cost recovery, damages, injunctive relief, and attorney’s fees. In the third quarter of 2016, the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging entitlement to cost recovery under CERCLA for past and future costs incurred, negligence, gross negligence, trespass, and public and private nuisance, and seeking reimbursement of past and future costs, compensatory, consequential and punitive damages, injunctive relief and attorneys’ fees. In the third quarter of 2017, the State of Utah filed a complaint, which has been amended to name the EPA, SGC, Kinross and others, alleging negligence, gross negligence, public nuisance, trespass, and violation of the Utah Water Quality Act and the Utah Solid and Hazardous Waste Act. The Utah complaint seeks cost recovery, compensatory, consequential and punitive damages, penalties, disgorgement of profits, declaratory, injunctive and other relief under CERCLA, attorney’s fees, and costs. In the third quarter of 2018, numerous members of the Navajo Nation initiated litigation against the EPA, SGC and Kinross, alleging negligence, gross negligence and injury, including great spiritual and emotional distress. The complaint of the Navajo members seeks compensatory and consequential damages, interest, punitive damages, attorneys’ fees and expenses. The New Mexico, Navajo Nation, Utah and Navajo member cases have been centralized for coordinated or consolidated pretrial proceedings in the United States District Court for the District of New Mexico. In the third quarter of 2019 (i) the EPA filed a cross claim against SGC and Kinross seeking contribution, including contribution under CERCLA, for any damages awarded to New Mexico, the Navajo Nation, or Utah as well as cost-recovery for the EPA’s response costs and remedial expenses incurred by the EPA in the District pursuant to CERCLA or other laws; (ii) Environmental Restoration, LLC, an EPA contractor, filed a cross claim against SGC seeking contribution under CERCLA and attorneys’ fees and expenses; and (iii) SGC filed a cross claim against the United States and certain contractors of the United States seeking contribution and equitable indemnity and making a due process claim against the United States. In the first quarter of 2020, the Court granted the United States judgment on SGC’s due process cross claim and dismissed it. It is expected that additional claims may be filed against SGC and Kinross in the course of the centralized proceeding.

16.	CONSOLIDATING FINANCIAL STATEMENTS

The obligations of the Company under the senior notes are guaranteed by the following 100% owned subsidiaries of the Company (the “guarantor subsidiaries”): Round Mountain Gold Corporation, Kinross Brasil Mineração S.A., Fairbanks Gold Mining, Inc., Melba Creek Mining, Inc., KG Mining (Round Mountain) Inc., KG Mining (Bald Mountain) Inc., Red Back Mining B.V., Red Back Mining (Ghana) Limited, White Ice Ventures Limited, KG Far East (Luxembourg) Sarl. All guarantees by the guarantor subsidiaries are joint and several, and full and unconditional; subject to certain customary release provisions contained in the indenture governing the senior notes.

The following tables contain separate financial information related to the guarantor subsidiaries as set out in the consolidating balance sheets as at March 31, 2020 and December 31, 2019 and the consolidating statements of operations, comprehensive income (loss) and cash flows for the three months ended March 31, 2020 and 2019. For purposes of this information, the financial statements of Kinross Gold Corporation and of the guarantor subsidiaries reflect investments in subsidiary companies on an equity accounting basis.

21

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at March 31, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$775.2	$113.4	$-	$888.6	$250.0	$-	$1,138.6
Restricted cash	-	5.6	-	5.6	7.8	-	13.4
Accounts receivable and other assets	4.0	31.1	-	35.1	54.4	-	89.5
Intercompany receivables	615.5	1,345.7	(322.7)	1,638.5	4,403.9	(6,042.4)	-
Current income tax recoverable	-	1.6	-	1.6	143.2	-	144.8
Inventories	9.7	505.1	-	514.8	508.5	-	1,023.3
	1,404.4	2,002.5	(322.7)	3,084.2	5,367.8	(6,042.4)	$2,409.6
Non-current assets
Property, plant and equipment	77.2	3,505.5	-	3,582.7	3,049.5	-	6,632.2
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	64.6	-	-	64.6	3.6	-	68.2
Investments in joint venture	-	-	-	-	18.4	-	18.4
Intercompany investments	4,452.8	4,670.4	(7,347.9)	1,775.3	15,705.8	(17,481.1)	-
Other long-term assets	14.1	175.4	-	189.5	349.9	-	539.4
Long-term intercompany receivables	3,235.0	1,918.6	(1,770.0)	3,383.6	3,695.6	(7,079.2)	-
Deferred tax assets	-	-	-	-	-	-	-
Total assets	$9,248.1	$12,431.2	$(9,440.6)	$12,238.7	$28,190.6	$(30,602.7)	$9,826.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$44.6	$161.8	$-	$206.4	$184.6	$-	$391.0
Intercompany payables	135.0	923.1	(322.7)	735.4	5,307.0	(6,042.4)	-
Current income tax payable	-	30.4	-	30.4	2.3	-	32.7
Current portion of provisions	-	20.7	-	20.7	29.7	-	50.4
Other current liabilities	15.9	24.5	-	40.4	17.1	-	57.5
Deferred payment obligation	-	-	-	-	141.5	-	141.5
	195.5	1,160.5	(322.7)	1,033.3	5,682.2	(6,042.4)	673.1
Non-current liabilities
Long-term debt and credit facilities	2,488.0	-	-	2,488.0	-	-	2,488.0
Provisions	10.4	450.3	-	460.7	380.3	-	841.0
Long-term lease liabilities	16.5	11.5	-	28.0	7.6	-	35.6
Unrealized fair value of derivative liabilities	6.5	10.6	-	17.1	5.7	-	22.8
Other long-term liabilities	-	35.4	-	35.4	56.8	-	92.2
Long-term intercompany payables	1,194.7	3,148.2	(1,770.0)	2,572.9	4,506.3	(7,079.2)	-
Deferred tax liabilities	-	266.8	-	266.8	55.9	-	322.7
Total liabilities	3,911.6	5,083.3	(2,092.7)	6,902.2	10,694.8	(13,121.6)	4,475.4

Equity
Common shareholders' equity
Common share capital	$14,941.5	$1,795.3	$(1,795.3)	$14,941.5	$19,603.9	$(19,603.9)	$14,941.5
Contributed surplus	230.4	3,496.0	(3,496.0)	230.4	6,593.9	(6,593.9)	230.4
Accumulated deficit	(9,706.7)	2,095.5	(2,095.5)	(9,706.7)	(8,646.9)	8,646.9	(9,706.7)
Accumulated other comprehensive income (loss)	(128.7)	(38.9)	38.9	(128.7)	(69.8)	69.8	(128.7)
Total common shareholders' equity	5,336.5	7,347.9	(7,347.9)	5,336.5	17,481.1	(17,481.1)	5,336.5
Non-controlling interest	-	-	-	-	14.7	-	14.7
Total equity	5,336.5	7,347.9	(7,347.9)	5,336.5	17,495.8	(17,481.1)	5,351.2

Total liabilities and equity	$9,248.1	$12,431.2	$(9,440.6)	$12,238.7	$28,190.6	$(30,602.7)	$9,826.6

22

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating balance sheet as at December 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Assets
Current assets
Cash and cash equivalents	$124.9	$119.5	$-	$244.4	$330.7	$-	$575.1
Restricted cash	-	6.6	-	6.6	8.6	-	15.2
Accounts receivable and other assets	10.6	57.6	-	68.2	69.2	-	137.4
Intercompany receivables	601.5	1,231.0	(317.0)	1,515.5	4,406.6	(5,922.1)	-
Current income tax recoverable	-	0.7	-	0.7	42.5	-	43.2
Inventories	3.4	507.1	-	510.5	543.3	-	1,053.8
	740.4	1,922.5	(317.0)	2,345.9	5,400.9	(5,922.1)	$1,824.7
Non-current assets
Property, plant and equipment	77.8	3,497.3	-	3,575.1	2,764.9	-	6,340.0
Goodwill	-	158.8	-	158.8	-	-	158.8
Long-term investments	116.5	-	-	116.5	9.7	-	126.2
Investments in joint venture	-	-	-	-	18.4	-	18.4
Intercompany investments	4,354.0	4,497.2	(7,127.1)	1,724.1	15,342.4	(17,066.5)	-
Other long-term assets	17.2	166.5	-	183.7	389.0	-	572.7
Long-term intercompany receivables	3,215.1	1,964.7	(1,759.8)	3,420.0	3,500.3	(6,920.3)	-
Deferred tax assets	-	-	-	-	35.2	-	35.2
Total assets	$8,521.0	$12,207.0	$(9,203.9)	$11,524.1	$27,460.8	$(29,908.9)	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$89.1	$208.7	$-	$297.8	$171.5	$-	$469.3
Intercompany payables	123.0	858.1	(317.0)	664.1	5,258.0	(5,922.1)	-
Current income tax payable	-	65.4	-	65.4	2.6	-	68.0
Current portion of provisions	-	25.7	-	25.7	32.2	-	57.9
Other current liabilities	2.6	10.8	-	13.4	6.9	-	20.3
Deferred payment obligation	-	-	-	-	-	-	-
	214.7	1,168.7	(317.0)	1,066.4	5,471.2	(5,922.1)	615.5
Non-current liabilities
Long-term debt and credit facilities	1,837.4	-	-	1,837.4	-	-	1,837.4
Provisions	11.4	448.4	-	459.8	378.8	-	838.6
Long-term lease liabilities	18.4	11.5	-	29.9	9.0	-	38.9
Unrealized fair value of derivative liabilities	0.3	-	-	0.3	0.5	-	0.8
Other long-term liabilities	-	45.0	-	45.0	62.7	-	107.7
Long-term intercompany payables	1,120.3	3,141.7	(1,759.8)	2,502.2	4,418.1	(6,920.3)	-
Deferred tax liabilities	-	264.6	-	264.6	39.9	-	304.5
Total liabilities	3,202.5	5,079.9	(2,076.8)	6,205.6	10,380.2	(12,842.4)	3,743.4

Equity
Common shareholders' equity
Common share capital	$14,926.2	$1,795.3	$(1,795.3)	$14,926.2	$19,276.8	$(19,276.8)	$14,926.2
Contributed surplus	242.1	3,476.0	(3,476.0)	242.1	6,556.0	(6,556.0)	242.1
Accumulated deficit	(9,829.4)	1,875.3	(1,875.3)	(9,829.4)	(8,712.2)	8,712.2	(9,829.4)
Accumulated other comprehensive income (loss)	(20.4)	(19.5)	19.5	(20.4)	(54.1)	54.1	(20.4)
Total common shareholders' equity	5,318.5	7,127.1	(7,127.1)	5,318.5	17,066.5	(17,066.5)	5,318.5
Non-controlling interest	-	-	-	-	14.1	-	14.1
Total equity	5,318.5	7,127.1	(7,127.1)	5,318.5	17,080.6	(17,066.5)	5,332.6

Total liabilities and equity	$8,521.0	$12,207.0	$(9,203.9)	$11,524.1	$27,460.8	$(29,908.9)	$9,076.0

23

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the three months ended March 31, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$462.1	$471.7	$(454.2)	$479.6	$400.2	$-	$879.8

Cost of sales
Production cost of sales	451.6	244.0	(453.4)	242.2	179.1	-	421.3
Depreciation, depletion and amortization	1.2	100.8	(0.8)	101.2	91.9	-	193.1
Total cost of sales	452.8	344.8	(454.2)	343.4	271.0	-	614.4
Gross profit	9.3	126.9	-	136.2	129.2	-	265.4
Other operating expense	2.4	3.7	-	6.1	15.8	-	21.9
Exploration and business development	6.8	0.9	-	7.7	11.4	-	19.1
General and administrative	22.2	1.5	-	23.7	8.1	-	31.8
Operating earnings (loss)	(22.1)	120.8	-	98.7	93.9	-	192.6
Other income (expense) - net	10.1	10.3	-	20.4	(16.2)	(4.8)	(0.6)
Equity in earnings (losses) of joint ventures and intercompany investments	133.8	86.7	(152.6)	67.9	-	(67.9)	-
Finance income	20.9	11.5	(0.2)	32.2	39.9	(70.1)	2.0
Finance expense	(18.8)	(30.9)	0.2	(49.5)	(46.3)	70.1	(25.7)
Earnings (loss) before tax	123.9	198.4	(152.6)	169.7	71.3	(72.7)	168.3
Income tax (expense) recovery - net	(1.2)	(45.8)	-	(47.0)	2.0	-	(45.0)
Net earnings (loss)	$122.7	$152.6	$(152.6)	$122.7	$73.3	$(72.7)	$123.3
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$0.6	$-	$0.6
Common shareholders	$122.7	$152.6	$(152.6)	$122.7	$72.7	$(72.7)	$122.7

24

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of operations for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Revenue
Metal sales	$394.9	$397.5	$(379.0)	$413.4	$372.8	$-	$786.2

Cost of sales
Production cost of sales	387.6	218.3	(378.8)	227.1	184.6	-	411.7
Depreciation, depletion and amortization	0.9	78.1	(0.2)	78.8	85.3	-	164.1
Total cost of sales	388.5	296.4	(379.0)	305.9	269.9	-	575.8
Gross profit	6.4	101.1	-	107.5	102.9	-	210.4
Other operating expense	4.7	8.3	-	13.0	19.9	-	32.9
Exploration and business development	6.6	1.9	-	8.5	11.0	-	19.5
General and administrative	30.1	1.2	-	31.3	11.3	-	42.6
Operating earnings (loss)	(35.0)	89.7	-	54.7	60.7	-	115.4
Other income (expense) - net	6.1	0.1	-	6.2	(3.5)	-	2.7
Equity in earnings (losses) of joint ventures, associate and intercompany investments	91.4	39.8	(106.5)	24.7	-	(24.7)	-
Finance income	20.2	15.7	(3.3)	32.6	21.4	(51.9)	2.1
Finance expense	(18.0)	(19.8)	3.3	(34.5)	(44.9)	51.9	(27.5)
Earnings (loss) before tax	64.7	125.5	(106.5)	83.7	33.7	(24.7)	92.7
Income tax (expense) recovery - net	-	(19.0)	-	(19.0)	(9.1)	-	(28.1)
Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6
Net earnings (loss) attributable to:
Non-controlling interest	$-	$-	$-	$-	$(0.1)	$-	$(0.1)
Common shareholders	$64.7	$106.5	$(106.5)	$64.7	$24.7	$(24.7)	$64.7

25

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$122.7	$152.6	$(152.6)	$122.7	$73.3	$(72.7)	$123.3

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	(51.8)	-	-	(51.8)	(1.1)	-	(52.9)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	(23.2)	(35.5)	-	(58.7)	-	-	(58.7)
Cash flow hedges - reclassified to profit or loss (c)	0.8	2.5	-	3.3	-	-	3.3
	(74.2)	(33.0)	-	(107.2)	(1.1)	-	(108.3)
Equity in other comprehensive income (loss) of intercompany investments	(34.1)	-	33.0	(1.1)	-	1.1	-
Total comprehensive income (loss)	$14.4	$119.6	$(119.6)	$14.4	$72.2	$(71.6)	$15.0

Attributable to non-controlling interest	$-	$-	$-	$-	$0.6	$-	$0.6
Attributable to common shareholders	$14.4	$119.6	$(119.6)	$14.4	$71.6	$(71.6)	$14.4

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$(1.2)	$(15.0)	$-	$(16.2)	$-	$-	$(16.2)
(c) Net of tax of	$-	$1.1	$-	$1.1	$-	$-	$1.1

26

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of comprehensive income (loss) for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated

Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6

Other comprehensive income (loss), net of tax:
Items that will not be reclassified to profit or loss:
Equity investments at fair value through other comprehensive income ("FVOCI") - net change in fair value (a)	(0.4)	-	-	(0.4)	(0.6)	-	(1.0)
Items that are or may be reclassified to profit or loss in subsequent periods:
Cash flow hedges - effective portion of changes in fair value (b)	9.9	8.2	-	18.1	-	-	18.1
Cash flow hedges - reclassified to profit or loss (c)	0.1	1.2	-	1.3	-	-	1.3
	9.6	9.4	-	19.0	(0.6)	-	18.4
Equity in other comprehensive income (loss) of intercompany investments	8.8	-	(9.4)	(0.6)	-	0.6	-
Total comprehensive income (loss)	$83.1	$115.9	$(115.9)	$83.1	$24.0	$(24.1)	$83.0

Attributable to non-controlling interest	$-	$-	$-	$-	$(0.1)	$-	$(0.1)
Attributable to common shareholders	$83.1	$115.9	$(115.9)	$83.1	$24.1	$(24.1)	$83.1

(a) Net of tax of	$-	$-	$-	$-	$-	$-	$-
(b) Net of tax of	$-	$2.6	$-	$2.6	$-	$-	$2.6
(c) Net of tax of	$-	$0.7	$-	$0.7	$-	$-	$0.7

27

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the three months ended March 31, 2020

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$122.7	$152.6	$(152.6)	$122.7	$73.3	$(72.7)	$123.3
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	1.2	100.8	(0.8)	101.2	91.9	-	193.1
Equity in (earnings) losses of joint ventures and intercompany investments	(133.8)	(86.7)	152.6	(67.9)	-	67.9	-
Share-based compensation expense	4.5	-	-	4.5	-	-	4.5
Finance expense	18.8	30.9	(0.2)	49.5	46.3	(70.1)	25.7
Deferred tax expense (recovery)	1.2	11.7	-	12.9	55.5	-	68.4
Foreign exchange (gains) losses and other	(1.3)	(8.1)	-	(9.4)	13.0	-	3.6
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.6	6.3	-	8.9	(87.5)	-	(78.6)
Inventories	(6.2)	(15.1)	0.8	(20.5)	28.2	-	7.7
Accounts payable and accrued liabilities	(29.1)	(13.1)	-	(42.2)	58.0	-	15.8
Cash flow provided from (used in) operating activities	(19.4)	179.3	(0.2)	159.7	278.7	(74.9)	363.5
Income taxes paid	-	(44.8)	-	(44.8)	(19.1)	-	(63.9)
Net cash flow provided from (used in) operating activities	(19.4)	134.5	(0.2)	114.9	259.6	(74.9)	299.6
Investing:
Additions to property, plant and equipment	(0.7)	(106.8)	-	(107.5)	(83.9)	-	(191.4)
Interest paid capitalized to property, plant and equipment	(0.1)	(13.1)	-	(13.2)	(9.1)	-	(22.3)
Acquisitions	1.3	-	-	1.3	(129.6)	-	(128.3)
Net proceeds from the sale of (additions to) long-term investments and other assets	-	(3.5)	-	(3.5)	1.6	-	(1.9)
Net proceeds from the sale of property, plant and equipment	-	(0.2)	-	(0.2)	1.7	-	1.5
Decrease (increase) in restricted cash	-	1.0	-	1.0	0.8	-	1.8
Interest received and other - net	0.2	0.3	-	0.5	0.5	-	1.0
Net cash flow provided from (used in) investing activities	0.7	(122.3)	-	(121.6)	(218.0)	-	(339.6)
Financing:
Proceeds from drawdown of debt	750.0	-	-	750.0	-	-	750.0
Repayment of debt	(100.0)	-	-	(100.0)	-	-	(100.0)
Interest paid	(25.6)	-	-	(25.6)	-	-	(25.6)
Payment of lease liabilities	(0.5)	(2.1)	-	(2.6)	(2.1)	-	(4.7)
Dividends received from (paid to) common shareholders and subsidiaries	3.5	-	-	3.5	(8.3)	4.8	-
Intercompany advances	35.8	(16.2)	0.2	19.8	(89.9)	70.1	-
Other - net	5.8	-	-	5.8	(12.4)	-	(6.6)
Net cash flow provided from (used in) financing activities	669.0	(18.3)	0.2	650.9	(112.7)	74.9	613.1
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	(9.6)	-	(9.6)
Increase (decrease) in cash and cash equivalents	650.3	(6.1)	-	644.2	(80.7)	-	563.5
Cash and cash equivalents, beginning of period	124.9	119.5	-	244.4	330.7	-	575.1
Cash and cash equivalents, end of period	$775.2	$113.4	$-	$888.6	$250.0	$-	$1,138.6

28

KINROSS GOLD CORPORATION
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2020 and 2019
(Unaudited, tabular amounts in millions of United States dollars, unless otherwise noted)

Consolidating statement of cash flows for the three months ended March 31, 2019

	Guarantors
	Kinross Gold Corp.	Guarantor Subsidiaries	Guarantor Adjustments	Total Guarantors	Non-guarantors	Eliminations	Consolidated
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$64.7	$106.5	$(106.5)	$64.7	$24.6	$(24.7)	$64.6
Adjustments to reconcile net earnings (loss) to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	0.9	78.1	(0.2)	78.8	85.3	-	164.1
Equity in (earnings) losses of joint ventures and intercompany investments	(91.4)	(39.8)	106.5	(24.7)	-	24.7	-
Share-based compensation expense	4.6	-	-	4.6	-	-	4.6
Finance expense	18.0	19.8	(3.3)	34.5	44.9	(51.9)	27.5
Deferred tax expense (recovery)	-	(25.7)	-	(25.7)	(11.5)	-	(37.2)
Foreign exchange (gains) losses and other	3.0	(0.6)	-	2.4	4.8	-	7.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3.1)	9.8	-	6.7	7.9	-	14.6
Inventories	(0.6)	(7.7)	0.2	(8.1)	45.5	-	37.4
Accounts payable and accrued liabilities	(1.9)	(2.5)	-	(4.4)	(9.8)	-	(14.2)
Cash flow provided from (used in) operating activities	(5.8)	137.9	(3.3)	128.8	191.7	(51.9)	268.6
Income taxes paid	-	(5.7)	-	(5.7)	(11.3)	-	(17.0)
Net cash flow provided from (used in) operating activities	(5.8)	132.2	(3.3)	123.1	180.4	(51.9)	251.6
Investing:
Additions to property, plant and equipment	(2.4)	(158.3)	-	(160.7)	(83.2)	-	(243.9)
Interest paid capitalized to property, plant and equipment	(0.2)	(15.8)	-	(16.0)	(4.9)	-	(20.9)
Acquisitions	-	-	-	-	(30.0)	-	(30.0)
Net proceeds from the sale of (additions to) long-term investments and other assets	0.6	(2.2)	-	(1.6)	(4.8)	-	(6.4)
Net proceeds from the sale of property, plant and equipment	-	0.1	-	0.1	0.8	-	0.9
Decrease (increase) in restricted cash	-	(0.6)	-	(0.6)	-	-	(0.6)
Interest received and other - net	0.1	0.4	-	0.5	0.4	-	0.9
Net cash flow provided from (used in) from investing activities	(1.9)	(176.4)	-	(178.3)	(121.7)	-	(300.0)
Financing:
Proceeds from drawdown of debt	160.0	-	-	160.0	-	-	160.0
Repayment of debt	(25.0)	-	-	(25.0)	-	-	(25.0)
Interest paid	(27.3)	-	-	(27.3)	-	-	(27.3)
Payment of lease liabilities	(0.5)	(2.0)	-	(2.5)	(0.8)	-	(3.3)
Dividends received from (paid to) common shareholders and subsidiaries	-	-	-	-	-	-	-
Intercompany advances	(122.2)	57.7	3.3	(61.2)	9.3	51.9	-
Other - net	0.4	-	-	0.4	(0.2)	-	0.2
Net cash flow provided from (used in) financing activities	(14.6)	55.7	3.3	44.4	8.3	51.9	104.6
Effect of exchange rate changes on cash and cash equivalents	-	-	-	-	1.7	-	1.7
Increase (decrease) in cash and cash equivalents	(22.3)	11.5	-	(10.8)	68.7	-	57.9
Cash and cash equivalents, beginning of period	29.7	103.8	-	133.5	215.5	-	349.0
Cash and cash equivalents, end of period	$7.4	$115.3	$-	$122.7	$284.2	$-	$406.9

29